4/22

04024547

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Huadian Power Int'l Corp Ltd

*CURRENT ADDRESS

PROCESSED

APR 26 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4932 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/26/04

File No. 82-4932

ARIS
12-31-03



CONTENTS

COMPANY PROFILE



Ningxia Yinglite Zhongning Power Company Limited
(2 x 330MW under construction)
Sichuan Guangan Power Generation Company Limited
600MW
(2 x 300MW under construction)
Ningxia
Shandong
Sichuan
Zouxian Plant
2540MW
Shiliquan Plant
1270MW
Laicheng Plant
1200MW
Qingdao Plant
660MW
Weifang Plant
660MW
Huadian Zibo Power Company Limited
447MW
Shandong Tengzhou Xinyuan Power Company Limited
333MW
Hudian Zhangqiu Power Company Limited
270MW

Huadian Power International Corporation Limited (formerly known as "Shandong International Power Development Company Limited") (the "Company") and its subsidiaries (the "Group") and its jointly controlled entities are one of the largest listed power producers in the People's Republic of China (the "PRC"). The Group is primarily engaged in the construction and operation of power plants and other business related to power generation. By the end of 2003, the total installed capacity in which the Group has interests amounted to 6,388.5MW, while the total installed capacity managed by the Group amounted to 7,380MW, representing approximately 24.2% of the total installed capacity of Shandong Province. The total number of employees amounted to 6,426. As at the date of this report, the total installed capacity in which the Group has interests amounted to 6,868.5MW and the total installed capacity managed by the Group amounted to 7,980MW.

The Company was incorporated in Jinan, Shandong Province, the PRC on 28 June 1994. On 30 June 1999, the Company issued approximately 1,431 million H shares in its initial global offering, representing 27.22% of its total share capital comprising 5,256,084,200 shares of the Company, and was listed on The Stock Exchange of Hong Kong Limited on the same day.

At present, there are a total of 11 power plants controlled or invested by the Group. The Group has 80% of interests in Sichuan Guangan Power Generation Company Limited since 1 January 2004.

The power plants of the Group are all strategically located in the vicinity of major mines or electricity load centers. To date, details of the Group's power plants are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant	1,270	100%	2 x 300MW + 3 x 140MW + 2 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Qingdao Plant	660	55%	2 x 300MW + 60MW	
Weifang Plant	660	30%	2 x 330MW	
Huadian Zibo Power Company Limited ("Zibo Company")	447	100%	2 x 135MW + 2 x 88.5MW	

Power Plants	Installed Capacity *(MW)*	Equity Interest	Generating Units	Notes
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	270	70%	2 x 135MW	
Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	600	80%	2 x 300MW	2 x 300MW under construction
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	–	50%		2 x 330MW under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Group")	–	31.11%		
Total capacity managed by the Group	7,980			
Total interested capacity	6,868.5			

In August 2003, a total of 158 generating units of the State participated in the 32nd Large-scale Thermal Power Units (with unit capacity of 300MW and above) Competition of the PRC for the Year 2002. The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 46 generating units won awards in the competition. The rate of winning prize was about 29.1%. A total of fourteen 300MW and 600MW generating units of the Group participated in this competition and 10 of which won awards. The rate of winning prize was about 71.4%. The fifth generating unit of Zouxian Plant won top-rank prize (No. one) under the category of 600MW generating units and the second generating unit of Laichen Plant won top-rank prize (No. one) under the category of domestically produced 300 MW generating units.

In accordance with the reform of the electricity power system in the PRC, the State Council of the PRC approved the establishment of five electricity generating group enterprises to manage the electricity generating assets of the PRC State which were originally under the administrative control of State Power Corporation of China (renamed State Power Grid Corporation of China). Following the implementation of the reform, China Huadian Corporation ("China Huadian"), one of these five electricity generating group enterprises, was formally established on 1 April 2003.

Following the formal establishment of China Huadian, the entire shareholding interest in 2,815,075,430 domestic shares in the Company which was originally held by Shandong Electric Power (Group) Corporation ("SEPCO") was transferred by way of administrative allocation to be held by China Huadian. After the shareholding reallocation, China Huadian became the immediate controlling shareholder of the Company holding 2,815,075,430 domestic shares, representing approximately 53.56% of the total issued share capital of the Company. As both China Huadian and SEPCO are wholly-owned by the State, there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company following completion of the shareholding reallocation.



As certain other electricity generating assets of the PRC State have been and will continue to be transferred to China Huadian, the busniess of such other enterprises which are under the control and operation (or will be under the control and operation) of China Huadian may compete with that of the Group. In respect of the potential competition, China Huadian has issued an undertaking in favour of the Company in support of its development (please refer to the paragraph headed "Support from China Huadian" in the announcement of the Company dated 8 April 2003 for details in relation to the undertaking given by China Huadian in favour of the Company). At the same time, to the knowledge of the Directors, members of the senior management of China Huadian have extensive experience in the management of power industry. Accordingly, the Company's Board of Directors believes that the implementation of this restructuring plan and the shareholding reallocation will have positive impact on the Company's future operations.

SHAREHOLDING STRUCTURE

The shareholding structure of the Group as at the date of this report is set out as follows:



53.56%
China Huadian Corporation
17.19%
Shandong International Trust and Investment Company Limited
1.65%
Shandong Luneng Development (Group) Company Limited
0.38%
Zaozhuang City Infrastructure Investment Company
27.22%
Holders of H shares
Huadian Power International Corporation Limited
100%
Zouxian Plant 2,540MW
100%
Shiliquan Plant 1,270MW
100%
Laicheng Plant 1,200MW
55%
Qingdao Plant 660MW
30%
Weifang Plant 660MW
100%
Zibo Company 447MW
70%
Zhangqiu Company 270MW
54.49%
Tengzhou Company 333MW
80%
Guangan Company 600MW
31.11%
Ningxia Power Group
50%
Zhongning Company

power projects in the Region. At present, Ningxia Power Group intends to invest in, plan and construct, two power projects, which mainly include Zhongning Company and Lingwu Plant.

Ningxia power grid is an important part of the Northwest China power grid and is also an important base of the northern channel of electricity transmission from the western to the eastern region in the PRC. In recent years, the power consumption of Ningxia power grid has greatly increased, which provides development opportunities for the power generating markets. The Company's participation in the establishment of Ningxia Power Group, and the increase in its investment in Zhongning Company realised the implementation of the development strategy of the Company and seeks to create more co-operation opportunities for the Company to expand its power business into Ningxia.

BUSINESS OUTLOOK

Through several years of growth and continuous expansion, the Group's installed capacity, on-grid electricity, profitability, competitiveness and strengths always rank high as a listed power generating enterprise in China.

The national power reform creates new opportunities and plenty of room for development in the market for the Company to develop the power projects throughout the country. Accordingly, in the future, the Company will continuously follow the development position, targets and strategies as set in early 2003 and search for opportunities to speed up development in the nation.

The position for the Company's development is to become the core enterprise of China Huadian for the development, operation and management of power projects in the country and to maintain its position of being one of the most competitive listed electricity generation companies in the PRC.

The development strategies of the Company include:

1) Regional development strategy: strengthen the businesses in Shandong Province with a view of expanding to other regions in the PRC and international markets, appropriately centralize its operations geographically, and integrate its short-term development with its long-term development;

2) Industry development strategy: principally engage in the development of high-capacity efficient and environmentally friendly thermal and electricity generating units, and expand developing the business of heat and electricity cogeneration appropriately; place emphasis on acquiring energy resources and cautiously invest in high-tech industries and power generating projects exploiting new energy source;

3) Development implementation strategy: carry out acquisition as well as construction of new plants with emphasis on economic benefits and scale when opportunities arise; and

4) Capital utilization strategy: maintain a prudent financial structure, elaborate the competitive advantages of raising funds in the capital market, strengthen the co-operation with banks and other financial institutions and adopt various effective channels of raising funds at appropriate time.

In 2004, it is estimated that the PRC will continue to achieve steady economic growth and electricity demand will keep on rising. In view of these, the Company will continue to leverage on its strengths, seize any opportunities and constantly explore and expand its operations. The Company is confident that with its strengths it will capitalize on every opportunity and meet every challenge to secure and maintain a steady growth of the Company.

The major objectives of the Group in 2004 are as follows:

1. To ensure that the power plants will be operated safely, achieve the target of the Group related to electricity generation scheduled for 2004, tightly control the costs and maintain the leading position of the plants in terms of their technological and economic standards.

2. To ensure safety in the construction of the two 300MW generating units of Guangan Company Phase II and the two 330MW generating units of Zhongning Company, control the progress of construction projects effectively, maintain the quality of works, minimize unit costs, and strive to achieve commencement of commercial operation of the two generating units of Guangan Company Phase II in 2004 .

3. To proactively push forth the progress work of the Group's preliminary projects.

4. With the support from China Huadian, to continue with the Group's efforts in exploring power generation markets in the country based on the foundation of its consolidated market share in power markets in Shandong Province.

5. Actively investigate different channels for raising funds that help to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting the needs of funds arising from the Company's expansion. Proactively strive for the issue of A shares in the year.

6. Continue to enhance the efficiency of the generating units through technological improvement.

Chen Jianhua
Director and General Manager

Jinan, Shandong Province, The People's Republic of China
28 March 2004



MACROECONOMIC CONDITIONS AND ELECTRICITY DEMAND

The economy of the PRC maintained a steady growth in 2003. The gross domestic product ("GDP") of the country amounted to RMB11,669,400 million, representing an increase of 9.1% over 2002 determined based on comparable pricing. The GDP of Shandong Province amounted to RMB1,243,000 million, representing an increase of 13.7% over 2002 determined based on comparable pricing, the highest growth rate since 1997, and was 4.6 percentage points higher than the national average. It was the thirteenth consecutive year for the Province to record a double-digit economic growth rate.

In 2003, the power consumption of the whole society of Shandong Province was 139.57 million MWh, representing an increase of 12.4% over 2002. The industrial sector of Shandong Province consumed 107.09 million MWh, representing an increase of 14.17% over the same period of 2002 and accounted for 76.72% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries consumed 5.69 million MWh, representing a decrease of 9.15% from the same period of 2002 and accounted for 4.08% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents was 15.46 million MWh, representing an increase of 8.06% over the same period of 2002 and accounted for 11.08% of the total power consumption of Shandong Province. As at 31 December 2003, the total installed capacity of Shandong Province reached 30,545.234 MW, representing an increase of 21.4% over 2002.

TURNOVER AND PROFIT

In 2003, the Group strengthened the management and tightly controlled various costs and expenses so that the Group achieved the expected operating targets. The total volume of electricity supplied by the Group to the grid for the year 2003 was 27.26 million MWh. The turnover for the year 2003 amounted to approximately RMB8,066 million, representing an increase of approximately 3.3% over 2002. The Group's net profits amounted to approximately RMB1,029 million, representing a decrease of approximately 12.95% from 2002. Earnings per share were RMB0.196. The decrease in net profit was mainly attributable to the early repayment of the World Bank loans in 2002 which generated a foreign exchange net gain of RMB116 million leading to a decrease in other income in 2003 by RMB115 million from that in 2002, and the decrease of utilization hours of power generating units of Shandong Province.

OPERATING EXPENSES

In 2003, due to growth in average generation capacity by 18% and the growth in the volume of power generation, the operating expenses of the Group increased to RMB6,011 million, representing an increase of 5.04% over 2002, of which the operating expenses for power generation increased 4.57% to RMB5,847 million, accounting for 97.3% of the total operating costs. The unit cost of electricity generation of the Group amounted to RMB214.41/MWh, representing an increase of 1.90% over 2002. The growth was attributable to the increase in the absorbed fixed cost per unit of electricity generation resulting from the decrease in utilization hours of power generating units.

In 2003, due to the growth in volume of power generation by 3.01%, the fuel cost of the Group amounted to approximately RMB2,843 million, representing an increase of 2.75% over 2002, of which fuel cost for electricity generation amounted to RMB2,740 million and fuel cost for heat supply amounted to RMB103 million. The unit fuel cost for electricity supply amounted to RMB100.4/MWh, representing a decrease of RMB0.69/MWh from the corresponding period in 2002.

Depreciation and amortisation expenses of the Group amounted to RMB1,283,000,000 in 2003, representing an increase of 4.8% over 2002, primarily due to the additional depreciation charge for the new generating units.

Expenses for routine repairs and maintenance mainly comprised expenses for major and minor overhauls and other expenses for routine repairs. In 2003, such expenses increased by 13.6% over 2002 to RMB622 million primarily due to the increase in the number of the Group's generating units.

In 2003, personnel costs amounted to RMB519 million, representing an increase of approximately RMB128 million over 2002. The Group's personnel costs increased primarily because now that certain projects under construction have been commencing operations during the year, personnel costs originally capitalised in construction costs were thereby charged to income statement as the Group's personnel costs, and because of the increase in the wages of employees during the year.

Selling and administration expenses amounted to RMB429 million, representing a decrease of 7.28% from 2002. The decrease was primarily due to that the Group has no longer paid interconnection and despatch management fees to power grid company since March 2003.

In 2003, other operating expenses amounted to RMB219 million, representing a decrease of RMB22 million from 2002. The decrease was primarily because of an one-off loss incurred in 2002, which loss was accounted for in 2002 under the item of other operating expenses, on disposal of certain equipment resulting from technical improvement projects for energy-saving and capacity-increase.

FINANCE COSTS

The net interest expenses borne by the Group in 2003 amounted to RMB470 million, representing a decrease of RMB15.7 million from 2002. The decrease in interest expenses was primarily due to the repayment of loan and the decrease in the average interest rate of the borrowings.

INDEBTEDNESS

As at 31 December 2003, the borrowings of the Group amounted to RMB9,344 million, of which loans denominated in US dollars amounted to US$104 million. The assets to liabilities ratio was 54.79%, representing a decrease of 0.58 percentage points from that in 2002.

Laicheng Plant:

	2003	2002	2001
Installed capacity at year end (MW)	**1,200**	900	600
Amount of electricity generated ('million MWh)	**5.07**	3.80	3.40
On-grid electricity generation ('million MWh)	**4.77**	3.58	3.19
Available hours	**7,727.3**	6,100.3	7,951
Average utilization hours	**4,625**	5,556	5,660
Load factor (%)	**71.48**	73.80	73.95
Equivalent availability factor (%)	**96.50**	92.59	90.76
Standard generation coal consumption(g/kWh)	**344.54**	343.50	344.90

Qingdao Plant:

	2003	2002	2001
Installed capacity at year end (MW)	**660**	660	600
Amount of electricity generated ('million MWh)	**3.42**	3.77	3.40
On-grid electricity generation ('million MWh)	**3.19**	3.53	3.20
Available hours	**8,106**	8,183.2	7,784
Average utilization hours	**5,189**	5,717	5,661
Load factor (%)	**69.50**	73.58	73.35
Equivalent availability factor (%)	**92.53**	93.42	88.86
Standard generation coal consumption(g/kWh)	**350.39**	349.90	334.20

Weifang Plant:

	2003	2002	2001
Installed capacity at year end (MW)	**660**	600	600
Amount of electricity generated ('million MWh)	**3.14**	3.38	3.51
On-grid electricity generation ('million MWh)	**2.94**	3.17	3.30
Available hours	**7,954**	7,689.9	8,246
Average utilization hours	**4,883**	5,632	5,849
Load factor (%)	**63.25**	75.14	73.44
Equivalent availability factor (%)	**90.80**	87.79	94.14
Standard generation coal consumption (g/kWh)	**349.47**	349.80	350.00

Zibo Company:

	2003	2002
Installed capacity at year end (MW)	**477**	177
Amount of electricity generated ('million MWh)	**1.25**	1.10
On-grid electricity generation ('million MWh)	**1.09**	0.96
Available hours	**7,892.4**	8,166.5
Average utilization hours	**5,139**	5,827
Load factor (%)	**72.43**	78.10
Equivalent availability factor (%)	**92.45**	92.98
Standard generation coal consumption(g/kWh)	**378.53**	371.70

Zhangqiu Company:

	2003	2002
Installed capacity at year end (MW)	**270**	270
Amount of electricity generated ('million MWh)	**1.32**	0.24
On-grid electricity generation ('million MWh)	**1.22**	0.22
Available hours	**8,129.5**	2,142.4
Average utilization hours	**4,898**	6,721
Load factor (%)	**76.20**	81.65
Equivalent availability factor (%)	**92.41**	92.71
Standard generation coal consumption(g/kWh)	**374.87**	383.30

Tengzhou Company:

	2003	2002
Installed capacity at year end (MW)	**333**	33
Amount of electricity generated ('million MWh)	**0.85**	0.18
On-grid electricity generation ('million MWh)	**0.79**	0.16
Available hours	**8,396.3**	7,976.0
Average utilization hours	**5,664**	5,503
Load factor (%)	**75.37**	68.99
Equivalent availability factor (%)	**96.31**	91.05
Standard generation coal consumption(g/kWh)	**377.01**	436.40

The Directors hereby present the annual report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Group and its jointly controlled entities are the generation and sale of electricity and heat. All electricity generated by the Group is fed into the Shandong Provincial Grid operated by Shandong Electric Power (Group) Corporation ("SEPCO"), the former immediate holding company of the Company. SEPCO determines to whom the electricity is then sold.

As the Group is located, and has been operating one single business, in Shandong Province, the People's Republic of China ("PRC"), no segmental reporting was included in the financial statements.

The profit of the Group for the year ended 31 December 2003 and the position of the Group's and the Company's financial affairs as of that date prepared in accordance with International Financial Reporting Standards are set out in the financial statements on pages 38 to 83.

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.035 per share (totalling approximately RMB183,963,000) for the financial year ended 31 December 2003 (2002: a final dividend of RMB0.036 per share, totalling approximately RMB189,219,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the forthcoming 2003 Annual General Meeting.

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30 June 2003 was distributed on 26 September 2003 (2002: an interim dividend of RMB0.02 per share, totalling approximately RMB105,122,000, was distributed on 30 October 2002).

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

Particulars of the Company's subsidiaries, associated companies and jointly controlled entities as at 31 December 2003 are set out in notes 19, 20 and 21 respectively on the financial statements.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2003 are set out in note 27 on the financial statements.

INTEREST CAPITALIZED

Details relating to the interest capitalized by the Group during the year are set out in note 9 on the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details relating to movements in property, plant and equipment of the Group and that of the Company during the year are set out in note 15 on the financial statements.

RESERVES

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2003 and details of distributable reserves of the Company as at 31 December 2003 are set out in note 30 on the financial statements.

DONATIONS

During the year, the Group made donations for charitable purposes in an aggregate amount of approximately RMB1,421,000 (2002: RMB141,205).

EMPLOYEES' RETIREMENT PLANS

Details of the Group's employees' retirement plans are set out in note 32 on the financial statements.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, no rule relating to pre-emptive rights exists which requires that the Company shall offer and issue new shares to its existing shareholders in proportion to their respective shareholding interests in the Company.

EMPLOYEES' MEDICAL INSURANCE

i) Basic medical insurance

Since 1 January 2003, the management of basic medical insurance has been transferred from the industry sector to the local government in accordance with "the Implementing Proposal to Establish the Basic Medical Insurance Rules for the Urban and Rural Employees in Shandong Province", under the management of local governments, pursuant to which the basic medical insurance fund will be jointly contributed by the enterprise concerned and its staff. The employees are required to pay medical insurance fees calculated as 2% of their total wages of the previous year. The Group is required to pay such fees ranging from 6% to 8% of the total wages of its employees of the previous year according to the policies promulgated by the local government where the enterprise is situated. Such fees are paid out of the welfare fund.

ii) Supplementary corporate medical insurance

Apart from participating in the basic medical insurance, the Group began to establish supplementary corporate medical insurance for its staff from 1 January 2003 in accordance with "the Decision of the State Council regarding Establishment of the Basic Medical Insurance Rules for the Urban and Rural Employees". The required fund will be paid out of the welfare fee payable by the enterprise concerned as calculated as 4% of the total wages of employees of the previous year. Any shortfall in the welfare fees shall be directly charged to cost of production as costs of labour insurance fee.

The Group anticipates that implementation of the above medical insurance will not have any significant impact on the business operation and financial position of the Group. Apart from the above contributions, the Group is not required to pay any other medical expenses for its staff.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 30 on the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

During the financial year, details regarding the percentage of the Group's sales and purchases attributable to its major customers and major suppliers, respectively, are as follows:

	Percentage of the Group's Sales	Percentage of the Group's Purchases
The largest customer	98.2%	
The five largest customers	99.7%	
The largest supplier		83.3%
The five largest suppliers		96.3%

All electricity generated by the Group was sold to SEPCO, the former controlling shareholder of the Company. None of the Directors, their associates and shareholders of the Company (each of which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in these suppliers or customers of the Group at any time during the year.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 31 December 2003 which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2003, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at 31 December 2003, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

			Interest			
Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital as at 31 December 2003	Approximate percentage of shareholding in the Company's total issued domestic shares as at 31 December 2003	Approximate percentage of shareholding in the Company's total issued H shares as at 31 December 2003	Short position
China Huadian Corporation	Domestic shares	2,815,075,430	53.56%	73.60%	–	–
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	–	–
HKSCC Nominees Limited (Note)	H shares	1,418,070,000	26.98%	–	99.09%	–

Note:

Based on the information available to and obtained by the Directors as at 31 December 2003, the information available on the website of the Stock Exchange and so far as the Directors are aware, as at 31 December 2003:

1. *Among the 1,418,070,000 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest, direct and indirect, in an aggregate of 124,644,000 H shares of the Company (representing approximately 8.71% of the then total issued H shares). Out of which 124,644,000 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 55,192,000 H shares (representing approximately 3.86% of the then total issued H shares). Based on the information available on the website of the Stock Exchange and so far as the Directors are aware, J.P. Morgan Chase & Co. was, as at 31 December 2003, interested in the aforesaid 124,644,000 H shares of the Company in the manner as follows:*

   (a) *68,636,000 H shares (representing approximately 4.796% of the Company's then total issued H shares) were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co.;*

   (b) *55,192,000 H shares (representing approximately 3.857% of the Company's then total issued H shares) were held (in a lending pool) by JPMorgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;*

   (c) *650,000 H shares (representing approximately 0.045% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Securities Ltd., J.P. Morgan Securities Ltd. was 90% held by J.P. Morgan Holdings (UK) Limited, which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co.; and*

   (d) *166,000 H shares (representing approximately 0.012% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co..*

2. *Among the 1,418,070,000 H shares held by HKSCC Nominees Limited, UBS AG had an interest, direct and indirect, in an aggregate of 100,502,000 H shares of the Company (representing approximately 7.02% of the then total issued H shares), out of which 100,502,000 H shares, 8,122,000 H shares (representing approximately 0.57% of the then total issued H shares) being held in the capacity as beneficial owner, with the remaining 92,380,000 H shares (representing approximately 6.45% of the then total issued H shares) being held in the capacity as investment manager. According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, UBS AG held its indirect interests in the Company in the manner as follows:*

   (a) *6,414,000 H shares (representing approximately 0.45% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc., which in turn was 100% held by UBS AG;*

   (b) *35,992,000 H shares (representing approximately 2.52% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Limited, which in turn was 100% held by UBS AG;*

   (c) *6,949,000 H shares (representing approximately 0.49% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% held by UBS AG; and*

   (d) *20,749,000 H shares (representing approximately 1.45% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% held by UBS AG.*

3. *Among the 1,418,070,000 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 88,318,000 H shares of the Company (representing approximately 6.17% of the then total issued H shares).*

4. *Among the 1,418,070,000 H shares held by HKSCC Nominees Limited, Government of Singapore Investment Corporation Pte Ltd had a direct interest in an aggregate of 74,232,000 H shares of the Company (representing approximately 5.19% of the then total issued H shares).*

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 31 December 2003, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the then total issued H shares of the Company as at 31 December 2003.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2003, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

The following table sets forth certain information concerning the existing Directors, Supervisors and senior management of the Company. All Directors and Supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position in the Company	Changes
He Gong	Chairman of the Board of Directors	(appointed with effect from 15 April 2003)
Da Hongxing	Vice Chairman of the Board of Directors	
Zhu Chongli	Vice Chairman of the Board of Directors	
Chen Jianhua	Director, General Manager	
Tian Peiting	Director	
Peng Xingyu	Director	(appointed with effect from 15 April 2003)
Zhang Bingju	Director	
Wang Yingli	Director	(appointed with effect from 15 April 2003)
Ding Huiping	Independent non-executive Director	(appointed with effect from 22 October 2003)
Zhao Jinghua	Independent non-executive Director	(appointed with effect from 22 October 2003)
Hu Yuanmu	Independent non-executive Director	(appointed with effect from 22 October 2003)
Wang Chuanshun	Independent non-executive Director	(appointed with effect from 22 October 2003)
Feng Lanshui	Chairman of the Supervisory Committee	
Li Changxu	Supervisor	(appointed with effect from 15 April 2003)
Zheng Feixue	Supervisor	
Zhou Lianqing	Company Secretary	
Zhong Tonglin	Deputy General Manager	
Sun Qingsong	Deputy General Manager	(appointed with effect from 5 January 2004)
Wang Wenqi	Deputy General Manager	
Zhu Fangxin	Chief Supervisor of Financial Affairs	

Mr. Li Ruge, Mr. Geng Yuanzhu and Mr. Cui Jianbo resigned as Directors of the Company with effect from 15 April 2003. According to the ordinary resolution passed at the Company's Extraordinary General Meeting held on 15 April 2003, Mr. He Gong, Mr. Peng Xingyu and Ms. Wang Yingli were appointed as Directors of the Company. On the same day, Mr. Da Hongxing resigned as Chairman and Mr. Tian Peiting resigned as Vice-Chairman. According to the resolutions passed at the eighth meeting of the Third Session of the Board of Directors held on 15 April 2003, Mr. He Gong was elected as the Chairman of the Board of Directors and Mr. Da Hongxing was elected as Vice-Chairman of the Board of Directors. Also on the same day, as Mr. Xu Qingzao resigned as the Supervisor of shareholders' representative, according to the resolution passed at the Extraordinary General Meeting of the Company, Mr. Li Changxu was elected as the Supervisor of shareholders' representative with effect from 15 April 2003.

On 22 October 2003, a resolution was passed at the Extraordinary General Meeting of the Company held on that day at which Mr. Ding Huiping, Mr. Zhao Jinghua, Mr. Hu Yuanmu and Mr. Wang Chuanshun were elected as independent non-executive Directors of the Company. On the same day, Mr. Lin Mingshan, Mr. Wang Guisheng, Mr. Ding Changhao and Mr. Kung Shaindow resigned as Directors of the Company.

Mr. Ding Huande resigned as deputy general manager of the Company, according to the resolutions passed at the eleventh meeting of the Third Session of the Board of Directors held on 20 August 2003.

Mr. Sun Qingsong was elected as the deputy general manager of the Company, according to the resolutions passed at the fourteenth meeting of the Third Session of the Board of Directors.

The Directors' and Supervisors' remunerations for the year ended 31 December 2003 are set out in note 10 on the financial statements.

As at 31 December 2003, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or which was otherwise required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules in force as at 31 December 2003.

During the year of 2003 and as at 31 December 2003, none of the Directors, Supervisors, chief executives or members of senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

The biographical details in respect of the existing Directors, Supervisors and members of senior management of the Company are set out on pages 31 to 34.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance or proposed contracts of significance, to which the Company or any of its subsidiaries, holding companies or jointly controlled entities was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

CONNECTED TRANSACTIONS

During the year of 2003, the Company entered into the following transactions which constituted connected transactions for the Company under the Listing Rules then in force.

1. Agreement for the Acquisition of Guangan Company

On 9 May 2003, the Company entered into an agreement (the "Guangan Acquisition Agreement") with China Huadian Corporation ("China Huadian"), the Company's controlling shareholder, for the acquisition from China Huadian of its then 80% equity interest in Guangan Company for a consideration of RMB475.50 million (subject to adjustment).

This acquisition constituted a discloseable transaction of the Company under the then Rule 14.12(1) of the Listing Rules. Furthermore, as China Huadian is the controlling shareholder of the Company, the acquisition and all transactions contemplated under the Guangan Acquisition Agreement constituted connected transactions for the Company under the Listing Rules and were subject to the approval of independent shareholders being obtained at a shareholders' meeting with China Huadian abstaining from voting. The Guangan Acquisition Agreement and transactions thereunder were approved by independent shareholders of the Company at its 2002 Annual General Meeting held on 24 June 2003. Pursuant to the Guangan Acquisition Agreement, RMB237.80 million has been paid by the Company to China Huadian in cash before 30 December 2003, Guangan Company has since 1 January 2004 become a subsidiary of the Company. Other details regarding this acquisition are set out in the Company's announcements dated 9 May, 13 May and 24 June 2003 and in its shareholders' circular dated 30 May 2003.

2. Agreement Regarding the Sea Water Desulphurization Technology Improvement Project for the Nos.1 and 2 Generating Units of Qingdao Plant

On 23 December 2003, Qingdao Plant, a power plant held as to 55% by the Company, and Qingdao Municipality Tender Centre entered into an Agreement Regarding the Sea Water Desulphurization Technology Improvement Project for the Nos.1 and 2 Generating Units of Qingdao Plant with China Huadian Engineering (Group) Corporation ("China Huadian Engineering") and ALSTOM Power Norway AS (ALSTOM Power Norway AS being a company which is not a connected person of the Company), as vendors. Pursuant to the agreement, Qingdao Plant has agreed to purchase and accept the service, and the vendors have agreed to (i) sell two sets of key facilities of the vendors' sea-water desulphur systems to be supplied by the vendors (which key facilities being used to filter the sulphur dioxide emission of the boiler of the power generating units) and (ii) design the sea-water desulphur systems, both for the use by the two 300MW power generating units of Qingdao Plant. The vendors were awarded the exclusive right by Qingdao Municipality Tender Centre to sell the relevant key facilities and design the systems as contemplated under the agreement after an open tender process, during which a total of two companies submitted tenders. Qingdao Municipality Tender Centre was appointed by Qindao Plant to be its agent to carry out tender process and such tender process adopted the international tender practice. The vendors were selected because their technologies are more advanced and mature, and better satisfy the requirement of Qingdao Plant. The terms of the agreement were on normal commercial terms in the ordinary and usual course of business of the Group. The total consideration was not more than US$5,900,000, the Group's share of which (i.e., in the amount of not more than US$3,245,000) would be funded out of the Group's internal resources. Under the agreement, the consideration shall be payable in cash in the following manner:

(a) 10% of the consideration shall be payable in cash as an advance payment within 15 days after the signing of the agreement;

(b) progress payments totalling 70% of the consideration shall be payable in cash within 45 days after the signing of the agreement in accordance with the progress of the construction and shipment of the key facilities;

(c) balance payments totalling 20% of the consideration shall be payable in cash within 11 months after the signing of the agreement in accordance with the test-run schedule of the key facilities.

As China Huadian is a connected person of the Company and China Huadian Engineering is a wholly-owned subsidiary of China Huadian, China Huadian Engineering is considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of this agreement constituted a connected transaction of the Company within paragraph 14.23(1)(a) of the Listing Rules then in force.

As the aggregate consideration to be paid by Qingdao Plant under the agreement represented an amount less than the higher of HK$10 million or 3% of the book value of the then latest published net tangible assets of the Group and, therefore, fell within the de minimis provision under paragraph 14.25(1) of the Listing Rules then in force, the entering into by Qingdao Plant of the agreement was required to be disclosed by way of a press announcement but no approval from the shareholders of the Company was required. Other details of the transactions are set out in the announcement of the Company dated 23 December 2003.

CONNECTED TRANSACTIONS WHICH ARE THE SUBJECT OF WAIVER UNDER THE LISTING RULES

Apart from the transactions disclosed above, most of the transactions undertaken by the Group and its jointly controlled entities during the first quarter of 2003 were entered into with SEPCO (the former immediate holding company of the Company) or entities controlled by it on such terms as have been agreed between the relevant parties. Under the Listing Rules, the above parties were connected persons of the Company at the time when the relevant transactions took place in the first quarter of 2003 and the relevant transactions constituted connected transactions for the Company. After the reallocation in the Company's controlling shareholding interest on 1 April 2003 as part of the restructuring of the PRC power industry, the entire shareholding interest in 2,815,075,430 domestic shares in the Company orginally held by SEPCO was transferred by way of administrative allocation to China Huadian. SEPCO ceased to be a connected person of the Company and the transactions between the Group and SEPCO and its controlled entities described below since then did not and in future will not constitute any connected transaction for the Company (please refer to the paragraph below headed "Important matters - Reallocation of controlling shareholding interest" for details). Details of these transactions, which are required by any waiver under the Listing Rules to be disclosed herein, are set out below and in note 31 on the financial statements.

	Notes	**2003** ***RMB'000***	2002 *RMB'000*
Sale of electricity	(i)	1,885,413	7,688,975
Interconnection and dispatch management fees	(ii)	14,537	79,788
Repair and maintenance services	(iii)	48,473	216,372
Technical supervision, assistance and testing services	(iv)	4,267	17,343
Electricity consumed	(v)	5,243	20,832

(i) All electricity generated by the Group was sold to SEPCO. See note 31 on the financial statements for details.

(ii) Interconnection and dispatch management fees were paid to SEPCO. See note 31 on the financial statements for details.

(iii) Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited, which is controlled by SEPCO, was responsible for the repair and maintenance works, including major overhauls of the Group. The amount payable was determined on a cost reimbursement basis.

(iv) Shandong Electric Power Scientific Research Institute, which is controlled by SEPCO, was responsible for the provision of technical supervision, assistance and testing services to the Group. Such services were charged at a rate of RMB3.66 per KW (including value-added tax) of installed capacity per year.

(v) The Group purchased electricity from SEPCO at the published tariff rates for use in certain of its operations and for its head office and staff quarters where they are located in areas under the cover of the grid operated by SEPCO.

The independent non-executive Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the connected transactions above and have concluded that these transactions had been entered into:

(i) in the ordinary and usual course of business;

(ii) either on normal commercial terms or on terms no less favorable than those available to (or from) independent third parties; and

(iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

At the same time, the independent non-executive directors of the Company have also confirmed that the respective aggregate amount of payments involved in the transactions entered into by the Group and each of Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited and Shandong Electric Power Research Institute in 2003 did not exceed an amount representing 3% of the book value of the relevant net tangible assets of the Group for the year. In addition, the Company's auditors, KPMG, have reviewed these transactions in respect of the provision of repairs and maintenance services and technical supervision, assistance and testing services to the Group mentioned above and confirmed to the Board of Directors that:

(i) these transactions had been approved by the Board of Directors;

(ii) these transactions were entered into in accordance with the pricing policies stated in the financial statements of the Company (if any) and the terms of the relevant agreements governing these transactions; and

(iii) the aggregate consideration paid and payable in 2003 in respect of these transactions did not exceed 3% of the book value of the relevant net tangible assets of the Group of the year 2003.

IMPORTANT MATTERS

1. Reallocation of controlling shareholding interest

Pursuant to the State's policy regarding restructuring of State-owned power assets, the entire shareholding interest in 2,815,075,430 domestic shares in the Company, which was originally held by SEPCO, was transferred by way of administrative allocation on 1 April 2003 to China Huadian. SEPCO is no longer a connected person of the Company. Accordingly, after the shareholding reallocation as described above, any transactions previously entered into between the Group and SEPCO and/or its subsidiaries, associated companies, and agencies and departments under its control cease to constitute connected transactions of the Company. All transactions that were since then and may in future be entered into between the Group and SEPCO and/or its group members will not constitute connected transactions of the Company.

China Huadian, as the controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as China Huadian retains a controlling shareholding interest in the Company:

i) the Group is, and will continue to serve as, China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and, in this connection, China Huadian will support the future business developments of the Group;

ii) the treatment to be received by the Group with respect to the developments of projects and investment opportunities will, subject to the operation of market principles and on normal commercial terms, be more favourable than the treatment received or to be received by other power stations and departments in the Shandong Province and other areas in which China Huadian has operation;

iii) subject to satisfaction of all applicable government and/or other regulatory requirements and to obtaining any applicable third-party consent, the Group shall, at its option, have a preferential right to acquire, develop, construct, own and/or operate China Huadian's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian has operation; and

iv) China Huadian will not compete with the Group in relation to acquisition and development of power plants and power projects.

Details regarding reallocation of the controlling shareholding interest in the Company and the relevant matters are set out in the announcement of the Company dated 8 April 2003.

2. Change of Company name

On 1 November 2003, the Shandong Provincial Administration for Industry and Commerce issued a new business licence to the Company, and with effect from the same date, the name of the Company has been changed from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". Please refer to the Company's announcement dated 3 November 2003 for details. Since the name of the Company has been changed, the Company started using share certificates with its new name printed thereon on 28 November 2003. Please refer to the Company's announcement dated 26 November 2003 for details.

3. Proposed issue of A shares and acquisition of Guangan Company

On 24 June 2003, at the Annual General Meeting for the year of 2002, the Company passed, by way of special resolutions, relevant resolutions regarding its proposed issue of A shares in the PRC whereby, among other things, the proposed issue by the Company of a maximum of 765,000,000 new A shares was conditionally approved: Out of the total number of new A shares to be issued by the Company, a maximum of 196,000,000 new A shares (in the form of unlisted State-owned legal person shares) were approved to be allocated and issued to China Huadian, with the remaining portion of the new A shares (which A shares being proposed to be listed on the Shanghai Stock Exchange) being proposed to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. Details regarding the Company's proposed issue of A shares are set out in its announcements dated 9 May, 13 May and 24 June 2003 and in its shareholders' circular dated 30 May 2003. At present, the issue of A shares is not completed and is in progress as scheduled. When there is material development in relation to the proposed issue of A shares, the Company will proceed and make further timely disclosure as is appropriate in accordance with relevant requirements under the Listing Rules.

On 9 May 2003, the Company entered into an agreement with China Huadian for the acquisition from China Huadian of its then 80% equity interest in Guangan Company, where the remaining 20% equity interest being held by四川巴蜀電力開發有限責任公司(a third party independent of the Company). The agreement had been approved by independent shareholders of the Company at the 2002 Annual General Meeting held on 24 June 2003. The consideration of the acquisition was RMB475.50 million, of which RMB237.8 million has been paid by the Company to China Huadian in cash before 30 December 2003, and Guangan Company has since 1 January 2004 become a subsidiary of the Company.

Guangan Company's Phase I project, which comprises two 300MW coal-fired power generating units, started commercial operation in October 1999 and February 2000 respectively. Total investment, which has been fully paid, deployed in the construction of Guangan Company's Phase I project amounted to RMB2,731 million. Guangan Company's Phase II project, which comprises two 300MW coal-fired power generating units, with its feasibility study report approved by the former State Development and Planning Commission, started construction in September 2002. These two units are expected to commence commercial operation in 2004. Details regarding the acquisition of Guangan Company are set out in the Company's announcements dated 9 May, 13 May and 24 June 2003 and in its shareholders' circular dated 30 May 2003.

4. Approval for project proposal of Zouxian Plant Phase IV- two 1,000MW class ultra-supercritical generating units

On 20 October 2003, the SDRC issued a document in respect of its approval of the Zouxian Plant Phase IV project proposal for the two 1,000MW-class ultra-supercritical generating units. Total investment in the project, which is proposed to be wholly-owned and constructed by the Company, is expected to be amounted to RMB7,800 million (including the desulphurization process). The construction of the two units, which are expected to be put into commercial operation in 2008 and 2009, respectively, is expected to commence in 2004. The technology of ultra-supercritical generating units is an advanced electrical power technology characterised with features of being highly efficient, coal-saving, water-saving with the characteristics of purifying, highly reliable, having room for expansion with relatively less investment.

OTHER MATTERS

On 20 June 2003, the Company signed an agreement with the Shandong Branch of Industrial and Commercial Bank of China, pursuant to which the Shandong Branch of Industrial and Commercial Bank of China will provide the Company a credit support in a total amount of RMB10 billion in accordance with the Company's capital demand in order to assist the Company to construct and acquire new power projects.

INVESTMENT

On 1 July 2003, based on the regional development strategies of "stabilizing Shandong, developing nationwide, having regions relatively concentrated, having the short term and long term integrated", the Company entered into agreements with the relevant investing parties (all being independent third parties) in Ningxia Autonomous Region. Pursuant to the agreements, the Company's equity interests in Zhongning Company was increased from 20% to 50%. Zhongning Company plans to develop two 330MW coal-fired generating units. The proposal has been approved by the SDRC. It is expected that the two generating units will commence commercial operation in 2005.

Besides, on 26 June 2003, the Company and four independent investors (all being independent third parties) jointly established Ningxia Power Group with a registered capital of RMB900,000,000, of which the Company should contribute RMB280,000,000, representing 31.11% of the total registered capital. The remaining equity interests are held by Ningxia Yinglite Power (Group) Corporation (35.56%), 北京國際電力開發投資公司(16.67%), Ningxia Power Development & Investment Company Limited (11.11%) and寧夏天淨電能開發有限公司(5.55%). As of 31 December 2003, the Company has made its capital contribution amounting to RMB 168,000,000.

Ningxia Power Group mainly invests in and develops the power projects in the Ningxia Autonomous Region (the "Region") and is the principal entity developing and planning future power projects in the Region. Ningxia Power Group also endeavors to study and formulate the planning of the two ten million KW class electricity bases in the Region and is responsible for commencing the preliminary work of the power projects in the Region. At present, Ningxia Power Group intends to invest in, plan and construct, two power projects, which mainly include Zhongning Company and Lingwu Plant.

Ningxia power grid is an important part of the Northwest China power grid and is also an important base of the northern channel of electricity transmission from the western to the eastern region in the PRC. In recent years, the power consumption of Ningxia power grid has greatly increased, which provides development opportunities for the power generating markets. The Company's participation in the establishment of Ningxia Power Group, and the increase in its investment in Zhongning Company realised the implementation of the development strategy of the Company and seeks to create more co-operation opportunities for the Company to expand its power business into Ningxia.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the financial year of 2003, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of its securities (the word "securities" shall have the meaning as defined in the Listing Rules).

FINANCIAL SUMMARIES

Summaries of the results and the assets and liabilities of the Group for each of the five years ended 31 December 2003 are set out on page 84.

During the financial year of 2003, the Company did not advance any money to any entity which exceeded 25% of the Company's net assets, did not provide any financial assistance or guarantee to affiliated companies which exceeded 25% of the Company's net assets, did not know of any pledging of shares by the controlling shareholder to secure debts, guarantees or other support of obligations of the Company and did not make any loan agreements imposing specific performance obligations on the controlling shareholder.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has throughout the year of 2003 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2003. As at 31 December 2003, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2003, none of the Group's deposits placed with financial institutions or other parties were designated or trust deposits or material deposits which could not be collected by the Group upon maturity.

AUDITORS

The Company has not changed its auditors in any of the preceding three years. A resolution for the reappointment of KPMG Huazhen and KPMG as statutory auditors and international auditors of the Company respectively for the financial year of 2004 is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
He Gong
Chairman

Jinan, Shandong Province,
The People's Republic of China
28 March 2004



REPORT OF THE SUPERVISORY COMMITTEE



To Shareholders,

Since the incorporation of the Company, all members of the Supervisory Committee have performed their duties in strict compliance with the Company Law of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company all along.

The Supervisory Committee had attended the Board of Directors' meetings of the Group and learned about the development and operating situation of the Company during 2003. We are of the opinion that the management has kept its promises and abided by the relevant laws. We believe that the management has made a significant contribution to the Company in respect of its operation, development and production management. The committee considers that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.

The committee has carefully reviewed the financial statements, directors' report, auditors' report and profit distribution proposal which will be submitted for approval by shareholders at the forthcoming annual general meeting of the Company. We considered that:

1. the Company was operated in compliance with the laws and the procedure for decision making was lawful and the Company has established a complete internal management system in 2003.

2. all members of the Board of Directors and senior management have performed all their duties diligently, and have implemented all the resolutions passed at the general meetings and the Board of Directors' meetings, in compliance with the Articles of Association of the Company and the relevant laws and regulations without adversely affecting the interests of the shareholders of the Company.

3. the accounts of the Company for the financial year of 2003 were recorded clearly and the information contained was complete, and the figures were reliable which objectively reflected the financial standing and the operating results of the Company and were in compliance with the provisions of the relevant accounting systems. The Supervisory Committee approved the auditors' report of the Company prepared by KPMG without qualification.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Feng Lanshui
Chairman of the Supervisory Committee

Jinan, Shandong Province, The People's Republic of China
28 March 2004

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS



He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian and secretary to the party group. Mr. He has worked since 1966 and has 37-year of experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.



Da Hongxing, born in October 1943, is a professor-grade senior engineer and is currently the Vice Chairman of the Company. Mr. Da graduated from Nanjing Industrial College majoring in electricity power generation and distribution. He has 36-year experience in electric power generation, management and securities finance. Mr. Da had worked at Shandong Boshan Power Plant, Shandong Baiyanghe Power Plant, Shandong Shiheng Power Plant and Shandong Electric Power Group Corporation.



Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Company Limited. Mr Zhu graduated from Shandong University majoring in economics. He has 31-year experience in macroeconomics, trust and investment management. Mr Zhu had worked in the Planning Committee of Shandong Province, Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.



Chen Jianhua, born in May 1960, is a senior engineer and is currently a Director and the General Manager of the Company. Mr Chen graduated from Shandong University of Technology. He has 22-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.



Tian Peiting, born in July 1945, is a professor-grade senior engineer and is currently a Director of the Company. Mr Tian graduated from Hua Zhong Industrial College. He has 35-year experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT



Peng Xingyu, born in February 1962, with master degree, is a senior accountant and is currently a Director of the Company and the Head of Finance and Assets Department of China Huadian. Mr Peng graduated from Wuhan University and commenced to work in 1981. He has 23-year experience in the industries of electric power generation and management, asset management. Mr Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.



Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the Deputy Supervisor of the Production and Operation Department of China Huadian. Mr Zhang commenced to work in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department and Power Supply Operation Department of Shandong Electric Power Group Corporation and the Operation and Sales Department of Power Supply and Maintenance Company. He has 21-year experience in electric power operation and management.



Wang Yingli, born in September 1961, with university qualification, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 21 years of experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Company Limited.



Ding Huiping, born in June 1956, is a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University since 1993. Research directions: Theory and decision of corporate economics, enterprise innovative management, network economics and procedure restructure, corporate informatization operation and investment assessment.



Zhao Jinghua, born in May 1962, is a professor and Ph. D. tutor. He has been the deputy head of the Management School of Shandong University, and has been the deputy head of Economic and Management Faculty and deputy head of Management School of Shandong University. Mr. Zhao has participated training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and Faculty of Economics and Management of Tsinghua University during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the dean of Management School of Shandong University, principal professional of the base for economics management research of Shandong Province Commission, member of 專業教學指導委員會(Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education.



Hu Yuanmu, born in November 1954, Ph.D, is a professor and Master tutor. Mr. Hu graduated from Shandong Economic College in July 1983, and have been a teacher there to date Economics College. He has been the deputy head and head of the faculty of accountancy in Shandong Economics College. In the meantime, he has studied a master degree and doctoral degree in 天津財經學院 (Tianjin Finance College). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the head of education administration department of Shandong Economics Institute, and director of the 全國教授會 (Teaching Society of China). He is a standing committee member of Shandong Accountancy Society.



Wang Chuanshun, born in August 1965, is a senior accountant. Mr. Wang graduated from Southwest Agricultural University in July 1990 with a Master degree. In the same year, he worked for the 審計廳 Audit Department of Shandong Province, and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), and deputy general manager of Shandong Zhengyuan Accountants Limited. He is currently a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited.

SUPERVISORS



Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission. He has 32-year experience in finance, monetary, macroeconomic management and trust and investment.



Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Deputy Head of the Supervision and Audit Department of China Huadian. Mr. Li graduated from Shanghai Electric Power College and has nearly 21 years of experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.



Zheng Feixue, born in November 1955, graduated from the Northeast Electricity College studying the power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 21-year experience in electricity generation and management.

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

COMPANY SECRETARY



Zhou Lianqing, born in November 1960, is a senior engineer and graduated from Shandong University of Technology. He is currently the Secretary of the Company. Before joining the Company, Mr Zhou had worked at the Shandong Xindian Power Plant and Shandong Electric Power Group Corporation. He has extensive experience in electric power generation, management, laws and regulations, finance, investors relations and securities management.

SENIOR MANAGEMENT



Zhong Tonglin, born in February 1960, is a senior engineer and is currently the Deputy General Manager of the Company. Mr Zhong graduated from the Shanghai Electric Power College. He has 21-year of experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and Shandong Electric Power Group Corporation.



Sun Qingsong, born in January 1960, is a senior engineer and is currently the Deputy General Manager of the Company. Mr Sun graduated from the Shandong Electric Power College (山東電力學校). He has 21-year experience in electric power infrastructure, production, management and securities finance. Before joining the Company, Mr Sun had worked at the Shandong Province Electric Power Design Institute and Shandong Electric Power Group Corporation. Mr. Sun has worked for Shandong Huang Dao Plant and Shandong Shiliquan Plant.



Wang Wenqi, born in March 1963, is a senior engineer and is currently a Deputy General Manager of the Company. Mr Wang graduated from Shandong University of Technology studying electrical machanics. He has nearly 21-year experience in electric power examination, research management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and Shandong Electric Power Group Corporation.



Zhu Fangxin, born in October 1951, graduated from the Shandong Province School of Finance and Accounting. He is currently the Chief Accountant and Chief Supervisor of Financial Affairs of the Company. Before joining the Company, Mr Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, Shandong Electric Power Group Corporation and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 31-year experience in financial management and securities finance.

CORPORATE INFORMATION

Legal address	14 Jingsan Road Jinan, Shandong Province The People's Republic of China
Authorized representative	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People's Republic of China



CORPORATE INFORMATION



Company Publications

The Company's 2003 interim and annual reports were published in September 2003 and April 2004 respectively. Copies of the interim and annual reports will be available at:

PRC	Huadian Power International Corporation Limited 14 Jingsan Road Jinan, Shandong Province The People's Republic of China Tel: (86531) 603-5467 Fax: (86531) 603-5469
Hong Kong	Wonderful Sky Public Relations and Financial Consultant Company Limited Unit 3103, 31/F., Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Tel: (00852) 2851-1038 Fax: (00852) 2815-1352

REPORT OF INTERNATIONAL AUDITORS

To the shareholders of Huadian Power International Corporation Limited
(Formerly Shandong International Power Development Company Limited)
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 38 to 83 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion .

OPINION

In our opinion , the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2003 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 28 March 2004

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2003
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Turnover	4	**8,065,832**	7,808,238
Operating expenses			
Coal consumption		**(2,842,814)**	(2,766,853)
Depreciation and amortisation		**(1,282,979)**	(1,224,257)
Major overhaul expenses		**(374,620)**	(321,377)
Repairs and maintenance		**(247,609)**	(226,473)
Personnel costs	5	**(519,344)**	(390,847)
Selling and administration expenses		**(428,534)**	(462,172)
Sales related taxes	6	**(95,951)**	(89,538)
Other operating expenses		**(219,258)**	(241,038)
		(6,011,109)	(5,722,555)
Operating profit	7	**2,054,723**	2,085,683
Other income	8	**10,851**	126,282
Net finance costs	9	**(474,567)**	(490,266)
Non-operating expenses (net)		**(3,798)**	(2,287)
Profit from ordinary activities before taxation		**1,587,209**	1,719,412
Taxation	12(a)	**(538,681)**	(541,855)
Profit from ordinary activities after taxation		**1,048,528**	1,177,557
Minority interests		**(19,881)**	4,140
Profit attributable to shareholders	30(a)	**1,028,647**	1,181,697
Basic earnings per share	14	**RMB0.196**	RMB0.225

The notes on pages 45 to 83 form part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2003
(Expressed in Renminbi)

There was no gain or loss recognised directly in equity during the years ended 31 December 2003 and 2002.

The notes on pages 45 to 83 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2003
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Non-current assets			
Property, plant and equipment	15	**17,162,513**	15,319,303
Construction in progress	16	**709,699**	1,363,657
Lease prepayments	17	**390,597**	378,185
Intangible assets	18	**41,001**	44,536
Interest in associates	20	**173,600**	2,240
Investments	22	**133,039**	133,039
Deposit	23	**237,800**	—
Deferred tax assets	29	**57,903**	32,248
		18,906,152	17,273,208
Current assets			
Inventories	24	**189,339**	268,373
Deposits, other receivables and prepayments		**58,676**	86,895
Trade receivables	25	**835,677**	472,708
Fixed deposits maturing over three months		**21,032**	10,455
Cash and cash equivalents	26	**568,839**	1,045,402
		1,673,563	1,883,833
Current liabilities			
Bank loans	27(a)	**824,224**	477,121
Current portion of long term loans from shareholder	27(b)	**36,944**	87,794
Current portion of state loan	27(c)	**8,451**	14,594
Current portion of long term other loans	27(d)	**10,506**	10,534
Trade and other payables	28	**1,555,817**	926,894
Tax payable	12(b)	**172,734**	169,029
		2,608,676	1,685,966
Net current (liabilities)/assets		**(935,113)**	197,867
Total assets less current liabilities carried forward		**17,971,039**	17,471,075

CONSOLIDATED BALANCE SHEET

As at 31 December 2003
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Total assets less current liabilities brought forward		**17,971,039**	17,471,075
Non-current liabilities			
Bank loans	27(a)	**7,222,493**	7,356,595
Loans from shareholder	27(b)	**510,000**	610,000
State loan	27(c)	**88,601**	97,063
Other loans	27(d)	**642,406**	676,530
Deferred government grant		**11,220**	–
Deferred tax liabilities	29	**192,797**	181,109
		8,667,517	8,921,297
		9,303,522	8,549,778
Equity			
Share capital	30	**5,256,084**	5,256,084
Capital reserve	30	**778,040**	778,040
Statutory common reserve	30	**816,355**	656,766
Statutory common welfare fund	30	**283,920**	289,979
Retained profits	30	**1,982,537**	1,401,761
		9,116,936	8,382,630
Minority interests		**186,586**	167,148
Total equity and minority interests		**9,303,522**	8,549,778

Approved and authorised for issue by the Board of Directors on 28 March 2004

He Gong	**Chen Jianhua**
Chairman	*Director*

The notes on pages 45 to 83 form part of these financial statements.

BALANCE SHEET

As at 31 December 2003
(Expressed in Renminbi)

	Note	**2003** *RMB'000*	2002 *RMB'000*
Non-current assets			
Property, plant and equipment	15	**12,588,891**	12,270,509
Construction in progress	16	**160,648**	514,242
Lease prepayments	17	**181,304**	195,275
Intangible assets	18	**48,809**	52,161
Interest in subsidiaries	19	**556,102**	1,226,102
Interest in associates	20	**173,600**	2,240
Interest in jointly controlled entities	21	**233,301**	233,301
Investments	22	**130,339**	130,339
Deposit	23	**237,800**	—
Deferred tax assets	29	**43,398**	17,864
		14,354,192	14,642,033
Current assets			
Inventories	24	**121,284**	197,409
Deposits, other receivables and prepayments		**32,178**	42,995
Trade receivables	25	**544,172**	326,087
Fixed deposits maturing over three months		**21,032**	10,455
Cash and cash equivalents	26	**460,763**	798,941
		1,179,429	1,375,887
Current liabilities			
Bank loans	27(a)	**382,427**	—
Current portion of state loan	27(c)	**8,451**	14,594
Trade and other payables	28	**915,310**	499,868
Tax payable	12(b)	**154,129**	138,935
		1,460,317	653,397
Net current (liabilities)/assets		**(280,888)**	722,490
Total assets less current liabilities carried forward		**14,073,304**	15,364,523

BALANCE SHEET

As at 31 December 2003
(Expressed in Renminbi)

	Note	2003 RMB'000	2002 RMB'000
Total assets less current liabilities brought forward		**14,073,304**	15,364,523
Non-current liabilities			
Bank loans	27(a)	**4,676,269**	6,525,593
Loans from shareholder	27(b)	**510,000**	610,000
State loan	27(c)	**88,601**	97,063
		5,274,870	7,232,656
		8,798,434	8,131,867
Equity			
Share capital	30	**5,256,084**	5,256,084
Capital reserve	30	**778,040**	778,040
Statutory common reserve	30	**816,355**	656,766
Statutory common welfare fund	30	**283,920**	289,979
Retained profits	30	**1,664,035**	1,150,998
		8,798,434	8,131,867

Approved and authorised for issue by the Board of Directors on 28 March 2004

He Gong — *Chairman*

Chen Jianhua — *Director*

The notes on pages 45 to 83 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2003
(Expressed in Renminbi)

	Note	**2003** *RMB'000*	2002 *RMB'000*
Operating activities			
Cash receipts from customers		**7,755,376**	7,804,789
Cash paid to suppliers and employees		**(4,467,909)**	(4,379,934)
Cash generated from operations		**3,287,467**	3,424,855
Interest paid		**(514,774)**	(570,874)
Enterprise income tax paid		**(548,943)**	(587,404)
Net cash from operating activities		**2,223,750**	2,266,577
Investing activities			
Acquisition of property, plant and equipment and construction in progress		**(1,992,275)**	(2,397,223)
Proceeds from sale of property, plant and equipment		**626**	3,072
Lease prepayments paid		**(32,011)**	(107,480)
Acquisition of subsidiaries, net of cash acquired	33	**–**	296,732
Acquisition of associates		**(173,360)**	(2,240)
Deposit paid		**(237,800)**	–
Interest received		**15,254**	11,807
Maturity of fixed deposits maturing over 3 months		**(10,577)**	5,883
Net cash used in investing activities		**(2,430,143)**	(2,189,449)
Financing activities			
Proceeds from borrowings		**4,292,619**	4,435,903
Proceeds from government grants		**11,220**	–
Repayment of borrowings		**(4,279,225)**	(4,979,997)
Dividends paid		**(294,341)**	(998,656)
Dividends paid to minority shareholders		**(443)**	–
Net cash used in financing activities		**(270,170)**	(1,542,750)
Net decrease in cash and cash equivalents		**(476,563)**	(1,465,622)
Cash and cash equivalents at beginning of the year		**1,045,402**	2,511,024
Cash and cash equivalents at end of the year	26	**568,839**	1,045,402

The notes on pages 45 to 83 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Huadian Power International Corporation Limited (formerly Shandong International Power Development Company Limited) (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company owns and operates three power plants, namely Zouxian Power Plant, Shiliquan Power Plant and Laicheng Power Plant. The Company and its subsidiaries (the "Group") and jointly controlled entities are principally engaged in the generation of electricity and heat. All electricity generated is fed into the Shandong Provincial Grid operated by Shandong Electric Power (Group) Corporation ("SEPCO"), which determines to whom the electricity is sold.

By a resolution passed in the General Meeting of Shareholders on 24 June 2003, the name of the Company was changed from "Shandong International Power Development Company Limited (山東國際電源開發股份有限公司)" to "Huadian Power International Corporation Limited (華電國際電力股份有限公司)".

2 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance and basis of preparation

(i) Statement of compliance

The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(ii) Basis of preparation

The financial statements are prepared on the historical cost basis. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(ii) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of the associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in associates are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iii) Jointly controlled entities

Jointly controlled entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control effectively commences until the date that joint control effectively ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Any unrealised gains arising from transactions with jointly controlled entities and associate are eliminated to the extent of the Group's interest in the entity. Any unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Investments

Investments, representing unlisted equity securities, are classified as being available-for-sale and are stated at cost less impairment losses (see note 2(g)).

(d) Intangible assets

(i) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortisation and any impairment losses (see note 2(g)). Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits are expected to be consumed, subject to a maximum of 20 years.

(ii) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition.

Negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of intangible assets.

(e) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses (see note 2(g)).

Depreciation is provided to write off the cost of property, plant and equipment on a straight-line basis over their anticipated useful lives or over their remaining useful lives, being their anticipated useful lives less the period they have been in use prior to their acquisition by the Group, after taking into account their estimated residual values. The anticipated or remaining useful lives used are as follows:

Buildings	15 - 25 years
Generators and related machinery and equipment	10 - 20 years
Motor vehicles, furniture, fixtures, equipment and others	5 - 10 years

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(f) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less any impairment losses (see note 2(g)).

Upon completion and commissioning for operation, the costs are transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in note 2(e) above. A generator is considered to be completed and commissioned when the trial run period ends.

(g) Impairment

The carrying amounts of assets, other than inventories (see note 2(i)), financial assets (see note 2(k)) and deferred tax assets (see note 2(o)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's Land Bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights which mainly range from 15 years to 50 years.

(i) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits with banks and other financial institutions with an initial term of less than three months.

(k) Financial assets and liabilities

(i) Financial assets

Adjustments are made for financial assets, other than investments (see note 2(c)), if their carrying amount exceeds the value realisable in the foreseeable future.

(ii) Financial liabilities

Financial liabilities are stated at their carrying amounts.

(l) Revenue recognition

(i) Electricity income

Electricity income is recognised when electricity is supplied to the power grid operated by SEPCO.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Major overhauls, repairs and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

(n) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates of exchange ruling at the balance sheet date.

Foreign currency translation differences relating to funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(o) Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity,. in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(p) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(q) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(r) Operating leases

Payments made under operating leases are charged to the income statement on a straight-line basis over the terms of the lease.

(s) Retirement plan

The contributions payable under the Group's retirement plans are charged to the income statement as incurred.

(t) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(u) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

(v) Dividends

Dividends are recognised as a liability in the period in which they are declared.

3 SEGMENT REPORTING

The Group and its jointly controlled entities' profits are almost entirely attributable to the generation and sale of electricity in Shandong Province, the PRC. Accordingly, no segmental analysis is provided.

4 TURNOVER

Turnover represents the sale of electricity and heat, net of value added tax ("VAT"). Major components of the Group's turnover is as follows:

	2003 *RMB'000*	2002 *RMB'000*
Sale of electricity to SEPCO	**7,920,881**	7,688,975
Sale of heat	**144,951**	119,263
	8,065,832	7,808,238

An Offtake Contract in respect of sale of electricity to SEPCO was entered into between the Company and SEPCO on 12 January 1999 for a term of 20 years. The Offtake Contract is automatically extended for successive terms of 10 years unless either of the parties gives notice to terminate on the occurrence of certain events specified in the Offtake Contract.

Pursuant to the terms of the Offtake Contract, SEPCO is required to purchase from the Group and its jointly controlled entities a minimum net generation of electricity annually ("Annual Minimum Net Generation"). Such minimum offtake obligations apply pro-rata in respect of periods of less than one calendar year.

A tariff formula for calculating the on-grid electricity price based on the Annual Minimum Net Generation for electricity generated by the power plants is set out in the Offtake Contract. However, any adjustment to the on-grid electricity price is subject to the approval of the relevant government authorities.

5 PERSONNEL COSTS

	2003 *RMB'000*	2002 *RMB'000*
Wages and staff welfare	**381,389**	271,670
Retirement costs (see note 32)	**73,175**	63,751
Other staff costs	**64,780**	55,426
	519,344	390,847

6 SALES RELATED TAXES

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 7% and 3%, respectively, of net VAT payable.

7 OPERATING PROFIT

Operating profit is arrived at after charging:

	2003 RMB'000	2002 RMB'000
Auditors' remuneration	**3,937**	3,143
Amortisation of intangible assets and lease prepayments	**22,086**	19,363
Cost of inventories	**3,023,549**	2,909,354
Depreciation	**1,260,893**	1,204,894
Loss on disposal of property, plant and equipment	**31,874**	83,538
Operating lease charges in respect of land and buildings	**30,178**	31,382
Research and development costs	**–**	17,056

8 OTHER INCOME

Other income for the year ended 31 December 2002 included a net gain of RMB116,037,000 arising from the early repayment of a part of the state loan (see note 27(c)).

9 NET FINANCE COSTS

	2003 RMB'000	2002 RMB'000
Interest on bank advances and other loans repayable within five years	**515,584**	541,089
Interest on other loans repayable after five years	**4,006**	11,004
Less: Interest capitalised	**(29,769)**	(50,020)
	489,821	502,073
Less: Interest income	**(15,254)**	(11,807)
	474,567	490,266

The interest costs have been capitalised at a rate of 5.39% per annum (2002: 5.68%) for construction in progress.

10 DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	2003	2002
	RMB'000	*RMB'000*
Directors' and supervisors' fees	**–**	–
Salaries, allowances and benefits in kind	**465**	277
Retirement benefits	**55**	63
Bonuses	**681**	341
	1,201	681

Salaries and other benefits paid to non-executive Directors and independent non-executive Directors amounted to RMB Nil and RMB170,000 respectively (2002: RMBNil and RMB105,000 respectively).

11 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, two (2002: two) are Directors whose emoluments are disclosed in note 10. The aggregate of the emoluments of the remaining three highest paid individuals (2002: three) is as follows:

	2003	2002
	RMB'000	*RMB'000*
Salaries and other emoluments	**281**	132
Retirement benefits	**53**	50
Bonuses	**664**	256
	998	438

12 TAXATION

(a) Taxation in the consolidated income statement represents:

	2003 RMB'000	2002 RMB'000
Current tax expense		
Charge for PRC enterprise income tax for the year	**540,846**	551,717
Under-provision in respect of previous years	**11,802**	10,360
	552,648	562,077
Deferred tax expense		
Origination and reversal of temporary differences (note 29)	**(13,967)**	(20,222)
Total income tax expense in the consolidated income statement	**538,681**	541,855

Reconciliation of effective tax rate:

	2003 RMB'000	2002 RMB'000
Profit before taxation	**1,587,209**	1,719,412
Applicable tax rate (note (i))	**33%**	33%
Computed tax using the applicable tax rate	**523,779**	567,406
Add: Tax credit for capital expenditure (note (ii))	**—**	(29,781)
Non-deductible sundry items	**6,004**	6,315
Under-provision in respect of previous years	**11,802**	10,360
Less: Non-taxable sundry items	**(2,904)**	(12,445)
	538,681	541,855

Notes:

(i) The charge for PRC enterprise income tax is calculated at the rate of 33% (2002: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations. The Group did not carry on business overseas and therefore no provision has been made for overseas profits tax.

(ii) Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax credit of RMB29,781,000 during the year ended 31 December 2002 which was determined based on a percentage of the purchased amount of equipment produced in the PRC for technological improvements.

12 TAXATION *(Continued)*

(b) Taxation in the balance sheets represents:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**540,846**	551,717	**500,728**	506,332
Balance of PRC enterprise income tax provision relating to previous years	**–**	10,000	**–**	10,000
Payments made relating to the current year	**(368,112)**	(392,688)	**(346,599)**	(377,397)
PRC enterprise income tax payable	**172,734**	169,029	**154,129**	138,935

13 DIVIDENDS

(a) These dividends have not been provided for in the financial statements:

	2003	2002
	RMB'000	*RMB'000*
Final dividend proposed of RMB0.035 per share (2002: RMB0.036)	**183,963**	189,219

Pursuant to a resolution passed at the Directors' meeting held on 28 March 2004, a final dividend of RMB0.035 per share totalling RMB183,963,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

13 DIVIDENDS *(Continued)*

(b) Dividends paid during the year are as follows:

	2003 RMB'000	2002 RMB'000
Interim dividend of RMB0.02 per share for the year ended 31 December 2003 (2002: RMB0.02)	**105,122**	105,122
Final dividend of RMB0.036 per share for the year ended 31 December 2002 (2001: RMB0.17)	**189,219**	893,534
	294,341	998,656

14 EARNINGS PER SHARE

(a) Basic

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2003 of RMB1,028,647,000 (2002: RMB1,181,697,000) and the weighted average number of shares in issue during the year ended 31 December 2003 of 5,256,084,200 (2002: 5,256,084,200).

(b) Diluted

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2003 and 2002.

15 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Cost:				
At 1 January 2003	4,961,319	15,634,944	475,868	21,072,131
Additions	17,156	4,253	6,417	27,826
Transferred from construction in progress (note 16)	648,510	2,387,639	72,628	3,108,777
Disposals	(27,471)	(138,370)	(37,105)	(202,946)
At 31 December 2003	5,599,514	17,888,466	517,808	24,005,788
Accumulated depreciation:				
At 1 January 2003	1,216,643	4,370,886	165,299	5,752,828
Charge for the year	260,962	948,213	51,718	1,260,893
Written back on disposal	(14,300)	(121,573)	(34,573)	(170,446)
At 31 December 2003	1,463,305	5,197,526	182,444	6,843,275
Net book value:				
At 31 December 2003	4,136,209	12,690,940	335,364	17,162,513
At 31 December 2002	3,744,676	11,264,058	310,569	15,319,303

15 PROPERTY, PLANT AND EQUIPMENT (Continued)

(b) The Company

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Cost:				
At 1 January 2003	3,783,683	13,254,392	394,189	17,432,264
Additions	8,491	2,795	3,966	15,252
Transferred from construction in progress (note 16)	196,843	1,037,227	25,525	1,259,595
Disposals	(16,163)	(84,207)	(25,130)	(125,500)
At 31 December 2003	3,972,854	14,210,207	398,550	18,581,611
Accumulated depreciation:				
At 1 January 2003	1,036,173	3,991,659	133,923	5,161,755
Charge for the year	173,468	732,408	30,711	936,587
Written back on disposal	(8,768)	(72,950)	(23,904)	(105,622)
At 31 December 2003	1,200,873	4,651,117	140,730	5,992,720
Net book value:				
At 31 December 2003	2,771,981	9,559,090	257,820	12,588,891
At 31 December 2002	2,747,510	9,262,733	260,266	12,270,509

(c) All of the Group's buildings are located in the PRC.

16 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at 1 January	**1,363,657**	986,831	**514,242**	979,550
Through acquisition of subsidiaries	**–**	107,978	**–**	–
Additions	**2,454,819**	2,371,866	**906,001**	941,532
Transferred to property, plant and equipment (note 15)	**(3,108,777)**	(2,103,018)	**(1,259,595)**	(1,406,840)
Balance at 31 December	**709,699**	1,363,657	**160,648**	514,242

17 LEASE PREPAYMENTS

Lease prepayments represent fees for land use rights paid to the PRC's land bureau.

18 INTANGIBLE ASSETS

(a) The Group

	Goodwill	Negative goodwill	Total
	RMB'000	*RMB'000*	*RMB'000*
Cost:			
At 1 January 2003 and 31 December 2003	65,173	(10,998)	54,175
Accumulated amortisation:			
At 1 January 2003	12,205	(2,566)	9,639
Amortisation charge for the year	4,268	(733)	3,535
At 31 December 2003	16,473	(3,299)	13,174
Carrying amount:			
At 31 December 2003	48,700	(7,699)	41,001
At 31 December 2002	52,968	(8,432)	44,536

18 INTANGIBLE ASSETS *(Continued)*

(b) The Company

	Goodwill *RMB'000*
Cost:	
At 1 January 2003 and 31 December 2003	60,330
Accumulated amortisation:	
At 1 January 2003	8,169
Amortisation charge for the year	3,352
At 31 December 2003	11,521
Carrying amount:	
At 31 December 2003	48,809
At 31 December 2002	52,161

Goodwill in the Company's balance sheet was transferred from a subsidiary, which transferred all of the business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

19 INTEREST IN SUBSIDIARIES

	The Company	
	2003 ***RMB'000***	2002 *RMB'000*
Unlisted shares, at cost	**553,541**	553,541
Amounts due from subsidiaries	**2,561**	2,561
Loans to subsidiaries	**–**	670,000
	556,102	1,226,102

19 INTEREST IN SUBSIDIARIES *(Continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2003 are as follows:

Company	Paid up capital	Percentage of interest directly held by the Company 2003	2002	Principal activities
	RMB'000	%	%	
Huadian Zibo Power Company Limited (formerly Zibo SIPD Power Company Limited)	254,800	100	100	Generation and sale of electricity and heat
Huadian Zhangqiu Power Company Limited (formerly Shandong Zhangqiu Power Company Limited)	180,000	70	70	Generation and sale of electricity
Shandong Tengzhou Xinyuan Power Company Limited	245,000	54.49	54.49	Generation and sale of electricity and heat
Zoucheng Lunan Electric Power Technology Development Company Limited	26,047	90	90	Provision of services to Zouxian Power Plant
Zaozhuang Shiliquan Electric Power Industry Company Limited	19,989	90	90	Provision of services to Shiliquan Power Plant

20 INTEREST IN ASSOCIATES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**–**	–	**173,600**	2,240
Share of net assets	**173,600**	2,240	**–**	–
	173,600	2,240	**173,600**	2,240

The particulars of the associates, which are limited liability companies established and operating in the PRC, at 31 December 2003 are as follows:

Company	Paid up capital	Percentage of interest directly held by the Company 2003	2002	Principal activities
	RMB'000	*%*	*%*	
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning") (note i)	11,200	50	20	Development of power plant
Ningxia Power Generation Company (Group) Limited ("Ningxia Group") (note ii)	399,000	31.11	–	Development of power plant

Notes:

(i) *In July 2003, the Company acquired an additional 30% equity interest in Zhongning from the other independent investors for a total consideration of RMB5.36 million. After the acquisition, the Company holds a 50% equity interest in Zhongning and has committed to further inject RMB222 million of capital in Zhongning.*

Zhongning plans to develop and construct two 330 MW generating units. The total budgeted cost of this project amounts to RMB2.3 billion and the two generating units are expected to commence commercial operation in 2005 and 2006 respectively.

(ii) *In June 2003, the Company entered into an agreement with four independent investors to form Ningxia Group for the development and investment in power projects in Ningxia Autonomous Region.*

The Company has injected capital of RMB168 million and committed to further inject RMB112 million of capital in Ningxia Group as at 31 December 2003.

21 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Company	
	2003	2002
	RMB'000	*RMB'000*
Unlisted interests, at cost	**233,301**	233,301

The particulars of jointly controlled entities, both of which are established in the form of contractual arrangements operating in the PRC, at 31 December 2003 are as follows:

	Percentage of interest directly held by the Company		
Company	**2003**	**2002**	**Principal activities**
	%	*%*	
Weifang Power Plant Phase I	30	30	Generation and sale of electricity
Qingdao Power Plant Phase I ("Qingdao Plant")	55	55	Generation and sale of electricity and heat

The two power plants did not have a registered capital at 31 December 2003.

Included in the consolidated financial statements are the following items that represent the Group's interest in the assets and liabilities, revenues and expenses of the jointly controlled entities:

	2003	2002
	RMB'000	*RMB'000*
Non-current assets	**1,944,546**	1,942,803
Current assets	**205,208**	229,870
Non-current liabilities	**(1,279,125)**	(974,150)
Current liabilities	**(278,838)**	(634,636)
Net assets	**591,791**	563,887
Revenue	**907,911**	993,421
Expenses	**(813,385)**	(870,414)
	94,526	123,007

22 INVESTMENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**133,039**	133,039	**130,339**	130,339

Investments of the Group and the Company mainly include investment in Shandong Luneng Heze Minerals Development Company Limited ("Heze Minerals") amounting to RMB91,339,000. The principal activities of Heze Minerals are the development and exploration of coalmine and coal-electricity base in Juye coalfield. The Group and Company own 18.4% equity interest in Heze Minerals as at 31 December 2003.

23 DEPOSIT

By a resolution passed in the General Meeting of Shareholders on 24 June 2003, the Company committed to acquire an 80% equity interest in Sichuan Guangan Power Generation Company Limited ("Guangan Company") from China Huadian Corporation ("China Huadian"), the Company's holding company, for a consideration of RMB475.5 million, which is to be adjusted by 80% of the difference between the audited net asset value of Guangan Company as at 31 December 2002 and that as at 31 December 2003, both to be determined in accordance with the PRC Accounting Standards and Regulations.

During December 2003, the Company paid a deposit amounting to RMB237,800,000 to China Huadian in accordance with the terms of the acquisition agreement.

The Company started to exercise effective control of Guangan Company from 1 January 2004 when it obtained the power to govern the financial and operating policies of Guangan Company.

The principal activities of Guangan Company are the generation and sale of electricity in Sichuan Province, the PRC.

24 INVENTORIES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**51,023**	117,351	**22,618**	87,035
Fuel oil	**8,603**	7,121	**4,158**	2,875
Materials, components and spare parts	**129,713**	143,901	**94,508**	107,499
	189,339	268,373	**121,284**	197,409

All materials, components and spare parts are stated net of provision for obsolescence.

25 TRADE RECEIVABLES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables due from SEPCO for the sale of electricity	**780,134**	424,633	**544,172**	326,087
Trade receivables due from other parties for the sale of heat	**55,543**	48,075	**–**	–
	835,677	472,708	**544,172**	326,087

Receivables from SEPCO are due within 30 days from the date of billing. Receivables from other parties are due within 90 days from the date of billing. The age of trade receivables in respect of the sale of electricity and the sale of heat are within two months and six months respectively.

26 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**307,748**	747,493	**202,672**	501,032
Deposits with banks and other financial institutions	**261,091**	297,909	**258,091**	297,909
	568,839	1,045,402	**460,763**	798,941

27 LOANS

(a) Bank loans

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term bank loans	**268,600**	252,815	**50,000**	–
— current portion of long term bank loans	**555,624**	224,306	**332,427**	–
	824,224	477,121	**382,427**	–
Between one and two years	**2,270,432**	1,356,551	**1,533,854**	1,164,873
Between two to five years	**3,335,240**	4,161,954	**1,950,415**	3,548,720
After five years	**1,616,821**	1,838,090	**1,192,000**	1,812,000
	7,222,493	7,356,595	**4,676,269**	6,525,593
	8,046,717	7,833,716	**5,058,696**	6,525,593

At 31 December 2003, the Group's and the Company's bank loans are unsecured and they represent:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Renminbi loans				
Floating interest rates mainly ranging from 4.54% to 5.76% per annum as at 31 December 2003 (2002: 5.04% to 6.34%), with maturities up to 2011	**7,354,370**	7,140,052	**4,396,560**	5,863,409
US dollars loans				
Floating interest rate mainly of 2.19% per annum as at 31 December 2003 (2002: 3.17%) with maturities up to 2017	**692,347**	693,664	**662,136**	662,184
	8,046,717	7,833,716	**5,058,696**	6,525,593

27 LOANS *(Continued)*

(b) Loans from shareholder

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**36,944**	87,794	**–**	–
Between one and two years	**335,000**	–	**335,000**	–
Between two to five years	**175,000**	610,000	**175,000**	610,000
	510,000	610,000	**510,000**	610,000
	546,944	697,794	**510,000**	610,000

The loans are borrowed from Shandong International Trust and Investment Company Limited ("SITIC") and are unsecured.

The loans are denominated in RMB and bear floating interest rate of 5.76% per annum (2002: 5.76%) with maturities up to 2006.

27 LOANS *(Continued)*

(c) State loan

	The Group and the Company	
	2003	2002
	RMB'000	*RMB'000*
Due:		
Within one year	**8,451**	14,594
Between one and two years	**9,113**	8,444
Between two to five years	**31,865**	29,543
After five years	**47,623**	59,076
	88,601	97,063
	97,052	111,657

The state loan is denominated in US dollars and bears floating interest rate of 1.27% per annum (2002: 2.22%), with maturities up to 2012.

The loan is originated from a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to SEPCO. Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

27 LOANS *(Continued)*

(c) State loan *(Continued)*

The Group and the Company early repaid part of the state loan amounting to US$208,508,000 (RMB1,725,882,000 in equivalent) in January 2002. Based on the loan repayment notice issued by the PRC state government, the actual amount payable for the settlement of this loan principal was US$194,308,000 (RMB1,609,845,000 in equivalent) after adjustments made by the lender as advised by the PRC state government. A net gain of RMB116,037,000 arising in this connection was included in other income for the year 2002.

(d) Other loans

	The Group	
	2003	2002
	RMB'000	*RMB'000*
Due:		
Within one year	**10,506**	10,534
Between one and two years	**138,711**	10,534
Between two to five years	**487,937**	639,798
After five years	**15,758**	26,198
	642,406	676,530
	652,912	687,064

27 LOANS *(Continued)*

(d) Other loans *(Continued)*

All of the other loans are unsecured, denominated in RMB, except for an amount of RMB68,286,000 (2002: RMB78,868,000) which is denominated in US dollars. Details of the interest rates and maturity dates of other loans are as follows:

	The Group	
	2003	2002
	RMB'000	*RMB'000*
Loans from Qingdao Guo Xin Enterprises Company Limited, a joint venture partner of Qingdao Plant		
Floating interest rate of 3.32% per annum (2002: 4.17%) with maturities up to 2010	**68,286**	78,868
Loans from Jinan Yingda International Trust Investment Company		
Floating interest rates ranging from 5.49% to 5.76% per annum (2002: 5.76% to 6.21%) with maturities up to 2008	**584,626**	608,196
	652,912	687,064

28 TRADE AND OTHER PAYABLES

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**283,192**	207,355	**253,064**	149,813
Payable to contractors	**676,274**	277,962	**187,677**	58,558
Others	**596,351**	441,577	**474,569**	291,497
	1,555,817	926,894	**915,310**	499,868

Trade payables are generally due within 30 days from the date of billing. The amounts were not yet due for payment as of 31 December 2003.

29 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2003	2002	**2003**	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Pre-operating expenses	**19,183**	17,477	**–**	–	**19,183**	17,477
Provision for inventories and receivables	**25,010**	20,201	**–**	–	**25,010**	20,201
Depreciation of property, plant and equipment	**2,697**	–	**(150,936)**	(134,863)	**(148,239)**	(134,863)
Fair value adjustment on property, plant and equipment acquired	**–**	–	**(46,854)**	(51,757)	**(46,854)**	(51,757)
Expenses to be claimed on paid basis	**14,850**	–	**–**	–	**14,850**	–
Others	**1,156**	81	**–**	–	**1,156**	81
	62,896	37,759	**(197,790)**	(186,620)	**(134,894)**	(148,861)
Set-off within legal tax units and jurisdictions	**(4,993)**	(5,511)	**4,993**	5,511	**–**	–
Net deferred tax liabilities	**57,903**	32,248	**(192,797)**	(181,109)	**(134,894)**	(148,861)

The Company:

	2003	2002
	RMB'000	*RMB'000*
Pre-operating expenses	**5,141**	3,093
Provision for inventories and receivables	**20,710**	14,771
Depreciation of property, plant and equipment	**2,697**	–
Expenses to be claimed on paid basis	**14,850**	–
Deferred tax assets	**43,398**	17,864

There is no significant deferred tax assets or liabilities not recognised in the financial statements.

29 DEFERRED TAX ASSETS AND LIABILITIES *(Continued)*

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2002 *RMB'000*	Recognised in the 2002 income statement *RMB'000*	Balance at 1 January 2003 *RMB'000*	Recognised in the 2003 income statement *RMB'000*	Balance at 31 December 2003 *RMB'000*
Pre-operating expenses	–	17,477	17,477	1,706	19,183
Provision for inventories and receivables	18,154	2,047	20,201	4,809	25,010
Depreciation of property, plant and equipment	(132,118)	(2,745)	(134,863)	(13,376)	(148,239)
Fair value adjustment on property, plant and equipment acquired	(58,424)	6,667	(51,757)	4,903	(46,854)
Expenses to be claimed on paid basis	–	–	–	14,850	14,850
Others	3,305	(3,224)	81	1,075	1,156
	(169,083)	20,222	(148,861)	13,967	(134,894)
				(note 12(a))	

The Company:

	Balance at 1 January 2002 *RMB'000*	Recognised in the 2002 income statement *RMB'000*	Balance at 1 January 2003 *RMB'000*	Recognised in the 2003 income statement *RMB'000*	Balance at 31 December 2003 *RMB'000*
Pre-operating expenses	–	3,093	3,093	2,048	5,141
Provision for inventories and receivables	14,160	611	14,771	5,939	20,710
Depreciation of property, plant and equipment	(18,573)	18,573	–	2,697	2,697
Expenses to be claimed on paid basis	–	–	–	14,850	14,850
Others	2,010	(2,010)	–	–	–
	(2,403)	20,267	17,864	25,534	43,398

30 SHARE CAPITAL AND RESERVES

(a) The Group

	Share capital RMB'000 (note 30(i))	Capital reserve RMB'000 (note 30(ii))	Statutory common reserve RMB'000 (note 30(iii))	Statutory common welfare fund RMB'000 (note 30(iv))	Retained profits RMB'000	Total Shareholders' equity RMB'000
Balance at 1 January 2002	5,256,084	778,040	537,457	230,324	1,397,684	8,199,589
Profit for the year	–	–	–	–	1,181,697	1,181,697
Transfer to statutory reserves	–	–	119,309	59,655	(178,964)	–
Dividends paid	–	–	–	–	(998,656)	(998,656)
Balance at 31 December 2002	5,256,084	778,040	656,766	289,979	1,401,761	8,382,630
Balance at 1 January 2003	5,256,084	778,040	656,766	289,979	1,401,761	8,382,630
Profit for the year	–	–	–	–	1,028,647	1,028,647
Transfer to statutory reserves	–	–	102,353	51,177	(153,530)	–
Transfer to statutory common reserves	–	–	57,236	(57,236)	–	–
Dividends paid	–	–	–	–	(294,341)	(294,341)
Balance at 31 December 2003	5,256,084	778,040	816,355	283,920	1,982,537	9,116,936

30 SHARE CAPITAL AND RESERVES *(Continued)*

(b) The Company

	Share capital RMB'000 (note 30(i))	Capital reserve RMB'000 (note 30(ii))	Statutory common reserve RMB'000 (note 30(iii))	Statutory common welfare fund RMB'000 (note 30(iv))	Retained profits RMB'000	Total Shareholders' equity RMB'000
Balance at 1 January 2002	5,256,084	778,040	537,457	230,324	1,234,498	8,036,403
Profit for the year	–	–	–	–	1,094,120	1,094,120
Transfer to statutory reserves	–	–	119,309	59,655	(178,964)	–
Dividends paid	–	–	–	–	(998,656)	(998,656)
Balance at 31 December 2002	5,256,084	778,040	656,766	289,979	1,150,998	8,131,867
Balance at 1 January 2003	5,256,084	778,040	656,766	289,979	1,150,998	8,131,867
Profit for the year	–	–	–	–	960,908	960,908
Transfer to statutory reserves	–	–	102,353	51,177	(153,530)	–
Transfer to statutory common reserves	–	–	57,236	(57,236)	–	–
Dividends paid	–	–	–	–	(294,341)	(294,341)
Balance at 31 December 2003	5,256,084	778,040	816,355	283,920	1,664,035	8,798,434

Notes:

(i) The registered capital of the Company comprises 3,825,056,200 domestic shares of RMB1 each (2002: 3,825,056,200) and 1,431,028,000 H shares of Rmb1 each (2002: 1,431,028,000). All shares rank pari passu in all material respects.

(ii) This reserve represents mainly premium received from issuance of shares, less expenses, which are required to be included in this reserve by PRC regulations.

(Expressed in Renminbi)

30 SHARE CAPITAL AND RESERVES *(Continued)*

(b) The Company *(Continued)*

(iii) *According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory common reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.*

The statutory common reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2002: 10%) of the profit for the year ended 31 December 2003 to this reserve on 28 March 2004.

(iv) *According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. The Directors resolved to transfer 5% (2002: 5%) of the profit for the year ended 31 December 2003 to the fund on 28 March 2004.*

(v) *The transfer to the statutory common reserve and statutory common welfare fund from the income statement is subject to approval by shareholders at the coming Annual General Meeting.*

(vi) *According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount determined under PRC accounting rules and regulations and the amount determined under IFRS. As of 31 December 2003, the retained profits available for distribution were RMB1,480,072,000 (2002: RMB961,779,000), after taking into account the current year's proposed final dividend (see note 13) and the transfer to the statutory common reserve and the statutory common welfare fund according to the Company's Articles of Association.*

(vii) *The profit attributable to shareholders for 2003 includes a profit of RMB960,908,000 (2002: RMB1,094,120,000) which has been dealt with in the financial statements of the Company.*

31 MATERIAL RELATED PARTY TRANSACTIONS

(a) Following the recent reform of the power sector in the PRC, the Company's controlling ownership was transferred from SEPCO to China Huadian on 1 April 2003, and SEPCO ceased to be the holding company of the Company on that date.

(b) The Group had the following material transactions with SEPCO, and entities controlled by SEPCO during the year.

	Note	2003 RMB'000	2002 RMB'000
Sale of electricity	i	**1,885,413**	7,688,975
Interconnection and despatch management fees	ii	**14,537**	79,788
Repairs and maintenance services	iii	**48,473**	216,372
Design fee, construction costs and equipment cost paid and payable	iv	**58,560**	554,000

Note: The 2003 amounts represent the Group's transactions with SEPCO, and entities controlled by SEPCO, for the three months ended 31 March 2003.

31 MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

The balances due to/(from) related parties are as follows:

	Note	**2003** **RMB'000**	2002 RMB'000
SEPCO	i	–	(424,633)
Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited	iii	–	(6,699)
Shandong Electric Power No. 1 Construction Engineering Company, Shandong Electric Power No. 2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company	iv	–	70,104

(i) All sales of electricity were made to SEPCO.

The principal businesses of SEPCO are the investment in, and the design, development, construction, operation and maintenance of the Shandong provincial electric power transmission and distribution grid (the "Grid"). SEPCO, as the sole manager and operator of the Grid, is the sole purchaser from power plants connected to the Grid of all electric power transmitted and distributed on the Grid.

As described in Note 4 on the financial statements, an offtake contract dated 12 January 1999 was entered into between SEPCO and the Company in respect of the sales of electricity.

(Expressed in Renminbi)

31 MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

(ii) As SEPCO is the sole manager and operator of the Grid, the power plants in Shandong Province are subject to the unified despatch of SEPCO. Under the Despatch Agreement between SEPCO and the Company dated 31 December 1997, SEPCO and the Company are required to use their respective best efforts to procure that such arrangements apply to the power plants which are or will be indirectly or partially owned by the Company, and/or the entities directly owning such plants. The Company has agreed to pay SEPCO an interconnection fee and a despatch management fee. The interconnection fee is charged at RMB2 per MWh of electricity supplied. The despatch management fee is charged at RMB1 per MWh of electricity generated, except for Shiliquan Power Plant which is charged at RMB1 per MWh of electricity supplied.

In accordance with instructions set out in notices issued by State Development and Reform Commission and State Electricity Regulatory Commission in 2003, SEPCO ceased to levy these fees from 1 March 2003.

(iii) Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited, which is controlled by SEPCO, is responsible for the repair and maintenance works, including major overhauls, of the Group. The amount payable is determined on a cost reimbursement basis.

(iv) Shandong Electric Power No. 1 Construction Engineering Company, a subsidiary of SEPCO, is responsible for the construction of ancillary facilities of Zouxian Power Plant and Shiliquan Power Plant.

The majority of the work on the construction of generating units of the Group, was carried out by Shandong Electric Power No. 1 Construction Engineering Company, Shandong Electric Power No. 2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company, all of which are controlled by SEPCO.

The majority of the exploration and design services for the construction of generating units of the Group, was provided by Shandong Electric Power Engineering Consultancy Council, a company controlled by SEPCO.

(v) Details of the acquisition of 80% equity interest in Guangan from China Huadian are set out in note 23 on the financial statements.

(vi) During December 2003, Qingdao Plant entered into a construction agreement with China Huadian Engineering (Group) Corporation, a subsidiary of China Huadian, and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur project in Qingdao Plant for a consideration of US$5,790,000 (approximately RMB47,922,000).

(vii) Details of the loans lent by SITIC are set out in note 27(b).

(viii) At 31 December 2002, the Group had loans totalling RMB867 million guaranteed by SEPCO or were secured by deposits placed with the lender by SEPCO.

32 RETIREMENT PLANS

The Group is required to make contributions to a retirement plan operated by the State at a rate of 20% (2002: 20%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group established a defined contribution retirement plan, also operated by the State, to supplement the above-mentioned plan. The Group has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB73,175,000 during the year (2002: RMB63,751,000) which was charged to the consolidated income statement.

33 ACQUISITION OF SUBSIDIARIES

In 2002, the Group acquired certain subsidiaries. The fair value of assets acquired and liabilities assumed were as follows:

	2002 *RMB'000*
Property, plant and equipment	709,671
Construction in progress	107,978
Lease prepayments	40,983
Inventories	14,986
Trade debtors	33,258
Deposits, other debtors and prepayments	171,282
Cash and cash equivalents	416,733
Trade creditors	(30,559)
Other creditors and accruals	(280,069)
Loans	(691,781)
Minority interests	(165,167)
Net identifiable assets and liabilities acquired	327,315
Goodwill on acquisition	6,506
Total consideration paid	333,821
Less: Cash and cash equivalents acquired	416,733
Deposits and prepayments paid in 2001	213,820
Net cash inflow	296,732

34 COMMITMENTS

(a) Capital commitments

The Group (excluding jointly controlled entities) and the Company had capital commitments outstanding at 31 December not provided for in the consolidated financial statements as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for				
- Purchases of power generating equipment	**1,863,322**	–	**1,108,590**	–
- Development of power plants	**–**	1,105,868	**–**	500,840
- Investments	**571,490**	88,720	**571,490**	88,720
- Improvement projects and others	**20,620**	71,823	**20,620**	68,710
Authorised but not contracted for				
- Development of power plants	**459,337**	742,215	**372,808**	326,313
- Improvement projects and others	**71,686**	93,385	**64,542**	93,075
	2,986,455	2,102,011	**2,138,050**	1,077,658

In addition to the above, the Group's proportionate share of the jointly controlled entities' capital expenditure commitments amounted to RMB745,324,000 at 31 December 2003 (2002: RMB225,389,000).

(b) Operating lease commitments

Pursuant to an agreement entered into with the State, the Company is leasing certain land from the State for a term of 30 years with effect from 1 September 1997. The current annual rental effective from 1 January 2001 is RMB30,178,000. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental.

35 CONTINGENT LIABILITIES

At 31 December 2003, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB1,314,322,000 (2002: RMB390,000,000).

36 FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

Financial assets of the Group include cash and cash equivalents, fixed deposits maturing over three months, deposits and other receivables, trade receivables and investments. Financial liabilities of the Group include bank loans, loans from shareholder, state loan, other loans, trade and other payables. Accounting policies for financial assets and liabilities are set out in note 2(k). The Group does not hold or issue financial instruments for trading purposes.

(a) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group are disclosed in note 27.

(b) Credit risks

Substantially all of the Group's cash and cash equivalents and fixed deposits maturing over three months are deposited with the four largest state-owned banks of the PRC.

SEPCO is the sole purchaser of electricity supplied by the Group.

No other financial assets carry a significant exposure to credit risk.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

36 FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS *(Continued)*

(d) Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

The carrying values of the Group's current financial assets and liabilities are estimated to approximate to their fair values based on the nature or short-term maturity of these instruments.

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The carrying value of the Group's non-current financial liabilities are estimated to approximate their fair values based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

37 ULTIMATE HOLDING COMPANY

The Directors of the Company consider its ultimate holding company to be China Huadian, which is a state-owned enterprise in the PRC.

FIVE YEARS' FINANCIAL SUMMARY

(Expressed in Renminbi)

	1999 *RMB'000*	2000 *RMB'000*	2001 *RMB'000*	2002 *RMB'000*	**2003** ***RMB'000***
Turnover	5,761,213	6,862,545	7,142,341	7,808,238	**8,065,832**
Profit from ordinary activities before taxation	1,740,452	2,059,168	2,054,204	1,719,412	**1,587,209**
Taxation	(585,659)	(719,815)	(674,648)	(541,855)	**(538,681)**
Profit from ordinary activities after taxation	1,154,793	1,339,353	1,379,556	1,177,557	**1,048,528**
Minority interests	(123)	(119)	(59)	4,140	**(19,881)**
Profit attributable to shareholders	1,154,670	1,339,234	1,379,497	1,181,697	**1,028,647**
Total non-current assets	15,097,882	14,982,773	15,343,546	17,273,208	**18,906,152**
Total current assets	4,261,133	3,873,113	3,249,879	1,883,833	**1,673,563**
Total assets	19,359,015	18,855,886	18,593,425	19,157,041	**20,579,715**
Total current liabilities	(3,742,301)	(2,830,014)	(2,872,972)	(1,685,966)	**(2,608,676)**
Total non-current liabilities and minority interests	(8,230,358)	(7,597,418)	(7,520,864)	(9,088,445)	**(8,854,103)**
Total liabilities and minority interests	(11,972,659)	(10,427,432)	(10,393,836)	(10,774,411)	**(11,462,779)**
Shareholders' equity	7,386,356	8,428,454	8,199,589	8,382,630	**9,116,936**

SIPD 12g3-2 (b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited

(a sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

Annual Results for the Financial Year ended 31 December 2003

The board of directors (the "Board") of Huadian Power International Corporation Limited (formerly known as "Shandong International Power Development Company Limited" (the "Company")) hereby announces a summary of audited consolidated results of the Company and its subsidiaries (the "Group") and its jointly controlled entities for the financial year ended 31 December 2003 as prepared in accordance with International Financial Reporting Standards.

FINANCIAL AND BUSINESS SUMMARIES:

- During the year, a total of five generating units of the Group commenced operations, including one 300MW generating unit and four 135MW generating units (of which two 135MW generating units had been approved by the relevant government authorities on 23 December 2003 to increase capacity to 150MW), which amounted to a total of 870MW installed capacity;
- Power generation amounted to 29.15 million MWh, representing an increase of 3.01% over 2002; on-grid power supply amounted to 27.26 million MWh, representing an increase of approximately 2.70% over 2002;

- Turnover amounted to approximately RMB8.066 billion, representing an increase of approximately 3.3% over 2002;
- Net profit amounted to approximately RMB1.029 billion, representing a decrease of approximately 12.95% from 2002; and
- Earnings per share were RMB0.196. The Board recommended the payment of a final dividend of RMB0.035 per share for the financial year of 2003.

The following is a summary of the audited consolidated results of the Group for the financial year ended 31 December 2003, extracted from the audited financial statements of the Group prepared in accordance with the International Financial Reporting Standards, together with the comparative figures for the corresponding period in 2002:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 Decmber 2003

	Note	**2003**	2002
		RMB'000	*RMB'000*
Turnover	1	**8,065,832**	7,808,238
Operating expenses			
Coal consumption		**(2,842,814)**	(2,766,853)
Depreciation and amortisation		**(1,282,979)**	(1,224,257)
Major overhaul expenses		**(374,620)**	(321,377)
Repairs and maintenance		**(247,609)**	(226,473)
Personnel costs		**(519,344)**	(390,847)
Selling and administration expenses		**(428,534)**	(462,172)
Sales related taxes		**(95,951)**	(89,538)
Other operating expenses		**(219,258)**	(241,038)
		(6,011,109)	(5,722,555)

Operating profit		**2,054,723**	2,085,683
Other income	2	**10,851**	126,282
Net finance costs	3	**(474,567)**	(490,266)
Non-operating expenses (net)		**(3,798)**	(2,287)
Profit from ordinary activities before taxation		**1,587,209**	1,719,412
Taxation	4	**(538,681)**	(541,855)
Profit from ordinary activities after taxation		**1,048,528**	1,177,557
Minority interests		**(19,881)**	4,140
Profit attributable to shareholders		**1,028,647**	1,181,697
Basic earnings per share	5	**RMB0.196**	RMB0.225

Notes:

1. Turnover

Turnover represents the sale of electricity and heat, net of value-added tax.

2. Other income

Other income for the year ended 31 December 2002 included a net gain of RMB116,037,000 arising from early repayment of a part of the State loan.

3. Net finance costs

	2003	2002
	RMB'000	*RMB'000*
Interest on bank advances and other loans repayable within five years	**515,584**	541,089
Interest on other loans repayable after five years	**4,006**	11,004
Less: Interest capitalized	**(29,769)**	(50,020)
	489,821	502,073
Less: Interest income	**(15,254)**	(11,807)
	474,567	490,266

4. **Taxation**

The charge for PRC enterprise income tax is calculated at the rate of 33% (2002:33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations. The Group did not carry on business overseas and therefore no provision has been made for overseas profits tax.

5. **Basic earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2003 of RMB1,028,647,000 (2002:RMB1,181,697,000) and the weighted average number of shares in issue during the year ended 31 December 2003 of 5,256,084,200 shares (2002: 5,256,084,200 shares).

RESERVES

According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory common reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. The Board has resolved to transfer 10% (2002: 10%) of the Company's 2003 profit, as determined under PRC accounting rules and regulations, to this reserve, i.e. RMB102,353,000 (2002: RMB119,309,000).

According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory common welfare fund. The Board has resolved to transfer 5% (2002: 5%) of the Company's 2003 profit, as determined under PRC accounting rules and regulations, to the fund, i.e. RMB51,177,000 (2002: RMB59,655,000).

DIVIDENDS

The Board recommend the payment of a final dividend of RMB0.035 per share (totalling approximately RMB183,963,000) for the financial year ended 31 December 2003 (2002: a final dividend of RMB0.036 per share, totalling approximately RMB189,219,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the forthcoming 2003 Annual General Meeting.

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30 June 2003 was distributed on 26 September 2003 (2002: an interim dividend of RMB0.02 per share, totalling approximately RMB105,122,000, was distributed on 30 October 2002).

THE GROUP'S EXISTING POWER GENERATION FACILITIES

The Group is one of the largest listed power producers in the PRC. As at 31 December 2003, the total installed capacity managed by the Group amounted to 7,380MW, representing approximately 24.2% of the total installed capacity of Shandong Province. As at the date of this announcement, the total installed capacity in which the Group was interested amounted to 6,868.5MW, and the total installed capacity managed by the Group reached 7,980MW, details of which are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant	1,270	100%	2 x 300MW + 3 x 140MW + 2 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Qingdao Plant	660	55%	2 x 300MW + 60MW	
Weifang Plant	660	30%	2 x 330MW	
Huadian Zibo Power Company Limited ("Zibo Company")	447	100%	2 x 135MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	270	70%	2 x 135MW	
Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	600	80%	2 x 300MW	2 x 300MW under construction

Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	—	50%	2 x 330MW under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Group")	—	31.11%	
Total capacity managed by the Group	7,980		
Total interested capacity	6,868.5		

The above power plants are all strategically located in the vicinity of the major mines or electricity load centers.

In August 2003, a total of 158 generating units of the State participated in the 32nd Large-scale Thermal Power Units (with unit capacity of 300MW and above) Competition of the PRC for the Year 2002. The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 46 generating units won awards in the competition. The rate of winning prize was about 29.1%. A total of fourteen 300MW and 600MW generating units of the Group participated in this competition and 10 of which won awards. The rate of winning prize was about 71.4%. The fifth generating unit of Zouxian Plant won top-rank prize (No. one) under the category of 600MW generating units and the second generating unit of Laicheng Plant won top-rank prize (No. one) under the category of domestically produced 300 MW generating units.

BUSINESS REVIEW

(1) Power generation

Electricity generation of the Group during 2003 amounted to 29.15 million MWh, representing an increase of approximately 3.01% over 2002. The average utilization hours of the power generation facilities of the Group were 4,820 hours.

(2) **Turnover**

In 2003, the total volume of electricity supplied by the Group to the grid was 27.26 million MWh, representing an increase of approximately 2.70% over the same period of 2002. The turnover for the year 2003 amounted to approximately RMB8,066 million, representing an increase of approximately 3.3% over 2002. The revenue from sale of electricity for the year 2003 amounted to approximately RMB7,921 million, representing an increase of approximately 3.02% over 2002. The revenue from sale of heat for the year 2003 amounted to approximately RMB145 million, representing an increase of approximately 21.5% over 2002.

(3) **Profit**

For the year ended 31 December 2003, the Group's profits attributable to shareholders amounted to approximately RMB1,029 million, representing a decrease of approximately 12.95% from the corresponding period of 2002. Earnings per share were RMB0.196.

(4) **Infrastructure projects and development projects**

In 2003, a total of five generating units of the Group have commenced commercial operation: the fourth 300MW generating unit of Laicheng Plant commenced operation on 6 May; the two 135MW generating units of Tengzhou Company, which have been approved by the relevant government authorities on 23 December 2003 to increase capacity to 150MW, commenced operation on 31 March and 20 November respectively; and the two 135MW generating units of Zibo Company, using Cycled Fluidized Bed Combustion Boilers, commenced operation on 31 August and 5 December respectively, totaling 870MW. Since 2002, a total of eight generating units of the Group had been put into operation, totaling 1,440MW. The on-grid electricity price for all generating units coming into operation were approved by the government and became effective since the date when the generating units commenced operation.

(i) **Construction in progress**

To date, the Group's projects in progress include two 300MW generating units of the second phase expansion project of Guangan Company and two 330MW generating units of Zhongning Company. It is expected that these two projects will be put into operation in 2004 and 2005 respectively.

(ii) **Preliminary projects**

The Group has been seeking development opportunities for business growth with a view to enhancing its development and achieving its development objectives so as to maintain its position as one of the largest and competitive listed power companies in the PRC.

The Company plans to develop two 1,000MW class ultra-supercritical coal-fired generating units of Zouxian Plant Phase IV, which is wholly owned by the Company. The project proposal has been approved by the State Development and Reform Commission ("SDRC"). It is expected that construction commences in 2004 and will be completed in 2008 and 2009 respectively.

Other preliminary projects of the Group include: Two 600MW supercritical coal-fired generating units of the newly constructed Tengzhou Plant Phase I, which is wholly owned by the Company; two 300MW coal-fired heat and electricity cogenerating units of Qingdao Plant Phase II, which is 55% owned by the Company; two 600MW coal-fired generating units of Weifang Plant Phase II, which is 60% owned by the Company; two 600MW supercritical coal-fired generating units of the newly constructed Ningxia Lingwu Plant ("Lingwu Plant"), which is 70% owned by the Company; and two 600MW coal-fired generating units of the Guangan Company Phase III, which is 80% owned by the Company. The project proposals have been submitted to the SDRC for approval.

(iii) Ningxia project

On 1 July 2003, the Company entered into share transfer agreements with relevant independent third parties to increase its equity interests in Zhongning Company from 20% to 50%.

Besides, on 26 June 2003, the Company and four independent investors (all being independent third parties) jointly established Ningxia Power Group with a registered capital of RMB900,000,000, of which the Company should contribute RMB280,000,000, representing 31.11% of the total registered capital. The remaining equity interests are held by Ningxia Yinglite Power (Group) Corporation (35.56%), 北京國際電力開發投資公司 (16.67%), Ningxia Power Development & Investment Company Limited (11.11%) and 寧夏天淨電能開發有限公司 (5.55%). As of 31 December 2003, the Company has made its capital contribution amounting to RMB 168,000,000.

Ningxia Power Group mainly invests in and develops the power projects in the Ningxia Autonomous Region (the "Region") and is the principal entity developing and planning future power projects in the Region. Ningxia Power Group also endeavors to study and formulate the planning of the two ten million KW class electricity bases in the Region and is responsible for commencing the preliminary work of the power projects in the Region. At present, Ningxia Power Group intends to invest in, plan and construct, two power projects, which mainly include Zhongning Company and Lingwu Plant.

Ningxia power grid is an important part of the Northwest China power grid and is also an important base of the northern channel of electricity transmission from the western to the eastern region in the PRC. In recent years, the power consumption of Ningxia power grid has greatly increased, which provides development opportunities for the power generating markets. The Company's participation in the establishment of Ningxia Power Group, and the increase in its investment in Zhongning Company realised the implementation of the development strategy of the Company and seeks to create more co-operation opportunities for the Company to expand its power business into Ningxia.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macroeconomic conditions and electricity demand

The economy of the PRC maintained a steady growth in 2003. The gross domestic product ("GDP") of the country amounted to RMB11,669,400 million, representing an increase of 9.1% over 2002 determined based on comparable pricing. The GDP of Shandong Province amounted to RMB1,243,000 million, representing an increase of 13.7% over 2002 determined based on comparable pricing, the highest growth rate since 1997, and was 4.6 percentage points higher than the national average. It was the thirteenth consecutive year for the Province to record a double-digit economic growth rate.

In 2003, the power consumption of the whole society of Shandong Province was 139.57 million MWh, representing an increase of 12.4% over 2002. The industrial sector of Shandong Province consumed 107.09 million MWh, representing an increase of 14.17% over the same period of 2002 and accounted for 76.72% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries consumed 5.69 million MWh, representing a decrease of 9.15% from the same period of 2002 and accounted for 4.08% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents was 15.46 million MWh, representing an increase of 8.06% over the same period of 2002 and accounted for 11.08% of the total power consumption of Shandong Province. As at 31 December 2003, the total installed capacity of Shandong Province reached 30,545.234 MW, representing an increase of 21.4% over 2002.

(2) **Turnover and profit**

In 2003, the Group strengthened the management and tightly controlled various costs and expenses so that the Group achieved the expected operating targets. The total volume of electricity supplied by the Group to the grid for the year 2003 was 27.26 million MWh. The turnover for the year 2003 amounted to approximately RMB8,066 million, representing an increase of approximately 3.3% over 2002. The Group's net profits amounted to approximately RMB1,029 million, representing a decrease of approximately 12.95% from 2002. Earnings per share were RMB0.196. The decrease in net profit was mainly attributable to the early repayment of the World Bank loans in 2002 which generated a foreign exchange net gain of RMB116 million leading to a decrease in other income in 2003 by RMB115 million from that in 2002, and the decrease of utilization hours of power generating units of Shandong Province.

(3) **Operating expenses**

In 2003, due to growth in average generation capacity by 18% and the growth in the volume of power generation, the operating expenses of the Group increased to RMB6,011 million, representing an increase of 5.04% over 2002, of which the operating expenses for power generation increased 4.57% to RMB5,847 million, accounting for 97.3% of the total operating costs. The unit cost of electricity generation of the Group amounted to RMB214.41/MWh, representing an increase of 1.90% over 2002. The growth was attributable to the increase in the absorbed fixed cost per unit of electricity generation resulting from the decrease in utilization hours of power generating units.

In 2003, due to the growth in volume of power generation by 3.01%, the fuel cost of the Group amounted to approximately RMB2,843 million, representing an increase of 2.75% over 2002, of which fuel cost for electricity generation amounted to RMB2,740 million and fuel cost for heat supply amounted to RMB103 million. The unit fuel cost for electricity supply amounted to RMB100.4/MWh, representing a decrease of RMB0.69/MWh from the corresponding period in 2002.

Depreciation and amortisation expenses of the Group amounted to RMB1,283,000,000 in 2003, representing an increase of 4.8% over 2002, primarily due to the additional depreciation charge for the new generating units.

Expenses for routine repairs and maintenance mainly comprised expenses for major and minor overhauls and other expenses for routine repairs. In 2003, such expenses increased by 13.6% over 2002 to RMB622 million primarily due to the increase in the number of the Group's generating units.

In 2003, personnel costs amounted to RMB519 million, representing an increase of approximately RMB128 million over 2002. The Group's personnel costs increased primarily because now that certain projects under construction have been commencing operations during the year, personnel costs originally capitalised in construction costs were thereby charged to income statement as the Group's personnel costs, and because of the increase in the wages of employees during the year.

Selling and administration expenses amounted to RMB429 million, representing a decrease of 7.28% from 2002. The decrease was primarily due to that the Group has no longer paid interconnection and despatch management fees to power grid company since March 2003.

In 2003, other operating expenses amounted to RMB219 million, representing a decrease of RMB22 million from 2002. The decrease was primarily because of an one-off loss incurred in 2002, which loss was accounted for in 2002 under the item of other operating expenses, on disposal of certain equipment resulting from technical improvement projects for energy-saving and capacity-increase.

(4) **Finance costs**

The net interest expenses borne by the Group in 2003 amounted to RMB470 million, representing a decrease of RMB15.7 million from 2002. The decrease in interest expenses was primarily due to the repayment of loan and the decrease in the average interest rate of the borrowings.

(5) **Indebtedness**

As at 31 December 2003, the borrowings of the Group amounted to RMB9,344 million, of which loans denominated in US dollars amounted to US$104 million. The assets to liabilities ratio was 54.79%, representing a decrease of 0.58 percentage points from that in 2002.

(6) **Cash and cash equivalents**

As of 31 December 2003, the Group had cash and cash equivalents of RMB569 million.

(7) **Production, operation and safety**

In 2003, the equivalent availability factor of the generating units was 94.11%; the equivalent forced suspension rate was 0.29%; and the average utilization hours of the generating units attained 4,820 hours.

In 2003, the Group's operation safety maintained at a satisfactory level. As at 31 December 2003, none of the power plants of the Group had any unsafe incidents throughout the year.

In 2003, a total of 6 major overhauls and 7 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was 5.41%, representing a decrease of 2.42 percentage points from 2002.

(8) Technical improvement projects

In 2003, the technical improvement projects of the Group progressed smoothly. The purpose of these renovation projects of the Group was to enhance operation safety of the facilities and the level of automation so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine equipment and the effect was satisfactory.

The Group implemented technical improvement projects in respect of energy-saving and capacity-increase for the second 300MW generating unit of Zouxian Plant, the fourth 125MW generating unit of Shiliquan Plant and the second 300MW generating unit of Weifang Plant in 2003. To date, the Group has undertaken renovation to six 300MW generating units and three 125MW generating units. After the implementation of technical improvement projects in respect of energy-saving and capacity-increase, the average standard coal consumption rate of generation units was reduced by about 10-15g/kwh while the capacity of generating units was increased by 10% or above, from the original 125MW and 300MW to 140MW, 330MW and 335MW respectively. The increase in capacity for relevant plants have been formally approved by relevant government authorities.

The major technical improvement projects planned and approved to be undertaken by the Group during 2004 include the fifth 125MW generating unit of Shiliquan Plant.

BUSINESS OUTLOOK

Through several years of growth and continuous expansion, the Group's installed capacity, on-grid electricity, profitability, competitiveness and strengths always rank high as a listed power generating enterprise in China.

The national power reform creates new opportunities and plenty of room for development in the market for the Company to develop the power projects throughout the country. Accordingly, in the future, the Company will continuously follow the development position, targets and strategies as set in early 2003 and search for opportunities to speed up development in the nation.

The position for the Company's development is to become the core enterprise of China Huadian Corporation ("China Huadian") for the development, operation and management of power projects in the country and to maintain its position of being one of the most competitive listed electricity generation companies in the PRC.

The development strategies of the Company include:

1) Regional development strategy: strengthen the businesses in Shandong Province with a view of expanding to other regions in the PRC and international markets, appropriately centralize its operations geographically, and integrate its short-term development with its long-term development;

2) Industry development strategy: principally engage in the development of high-capacity efficient and environmentally friendly thermal and electricity generating units, and expand developing the business of heat and electricity cogeneration appropriately; place emphasis on acquiring energy resources and cautiously invest in high-tech industries and power generating projects exploiting new energy source;

3) Development implementation strategy: carry out acquisition as well as construction of new plants with emphasis on economic benefits and scale when opportunities arise; and

4) Capital utilization strategy: maintain a prudent financial structure, elaborate the competitive advantages of raising funds in the capital market, strengthen the co-operation with banks and other financial institutions and adopt various effective channels of raising funds at appropriate time.

In 2004, it is estimated that the PRC will continue to achieve steady economic growth and electricity demand will keep on rising. In view of these, the Company will continue to leverage on its strengths, seize any opportunities and constantly explore and expand its operations. The Company is confident that with its strengths it will capitalize on every opportunity and meet every challenge to secure and maintain a steady growth of the Company.

The major objectives of the Group in 2004 are as follows:

1. To ensure that the power plants will be operated safely, achieve the target of the Group related to electricity generation scheduled for 2004, tightly control the costs and maintain the leading position of the plants in terms of their technological and economic standards.

2. To ensure safety in the construction of the two 300MW generating units of Guangan Company Phase II and the two 330MW generating units of Zhongning Company, control the progress of construction projects effectively, maintain the quality of works, minimize unit costs, and strive to achieve commencement of commercial operation of the two generating units of the Guangan Company Phase II in 2004
.

3. To proactively push forth the progress work of the Group's preliminary projects.

4. With the support from China Huadian, to continue with the Group's efforts in exploring power generation markets in the country based on the foundation of its consolidated market share in power markets in Shandong Province.

5. Actively investigate different channels for raising funds that help to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting the needs of funds arising from the Company's expansion. Proactively strive for the issue of A shares in the year.

6. Continue to enhance the efficiency of the generating units through technological improvement.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as at 31 December 2003 is set out as follows:

Name of shareholder	Number of shares held	Approximate percentage of the total number of shares of the Company in issue (%)
China Huadian (domestic shares) (Note)	2,815,075,430	53.56%
Shandong International Trust and Investment Company Limited (domestic shares)	903,443,970	17.19%
Shandong Luneng Development (Group) Company Limited (domestic shares)	86,536,800	1.65%
Zaozhuang City Infrastructure Investment Company (domestic shares)	20,000,000	0.38%
Holders of H shares	1,431,028,000	27.22%
Total	5,256,084,200	100%

Note: On 1 April 2003, the entire shareholding interest in 2,815,075,430 domestic shares of the Company which was originally held by Shandong Electric Power (Group) Corporation ("SEPCO") was transferred by way of administrative allocation to China Huadian which is wholly-owned by the PRC State. After the shareholding reallocation, China Huadian became the immediate controlling shareholder of the Company holding 2,815,075,430 domestic shares representing approximately 53.56% of the entire issued share capital of the Company. As both China Huadian and SEPCO are wholly-owned by the PRC State, there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company as a result of the shareholding reallocation. The Company continues to be principally engaged in the electricity-generating business.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

On 31 December 2003, shareholdings of the Company's substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules')) holding 10% or more of any class of the issued share capital of the Company are as follows:

Name of shareholder	Shares	Number of shares held	Percentage of the total number of shares of the Company in issue as at 31 December 2003	Percentage of the total number of domestic shares of the Company in issue as at 31 December 2003	Percentage of the total number of H shares of the Company in issue as at 31 December 2003
China Huadian	Domestic shares	2,815,075,430	53.56%	73.60%	–
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	–
HKSCC Nominees Limited	H shares	1,418,070,000	26.98%	–	99.09%

Details relating to interests, as at 31 December 2003, of the Company's directors, supervisors, chief executives, members of senior management and other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company's 2003 Annual Report in accordance with the relevant disclosure requirements under the Listing Rules.

IMPORTANT MATTERS

1. Reallocation of controlling shareholding interest

Pursuant to the State's policy regarding restructuring of State-owned power assets, the entire shareholding interest in 2,815,075,430 domestic shares in the Company, which was originally held by SEPCO, was transferred by way of administrative allocation on 1 April 2003 to China Huadian. SEPCO is no longer a connected person of the Company. Accordingly, after the shareholding reallocation as described above, any transactions previously entered into between the Group and SEPCO and/or its subsidiaries, associated companies, and agencies and departments under its control cease to constitute connected transactions of the Company. All transactions that may in future be entered into between the Group and SEPCO and/or its group members will not constitute connected transactions of the Company.

China Huadian, as the controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as China Huadian retains a controlling shareholding interest in the Company:

i) the Group is, and will continue to serve as, China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and, in this connection, China Huadian will support the future business developments of the Group;

ii) the treatment to be received by the Group with respect to the developments of projects and investment opportunities will, subject to the operation of market principles and on normal commercial terms, be more favourable than the treatment received or to be received by other power stations and departments in the Shandong Province and other areas in which China Huadian has operation;

iii) subject to satisfaction of all applicable government and/or other regulatory requirements and to obtaining any applicable third-party consent, the Group shall, at its option, have a preferential right to acquire, develop, construct, own and/or operate China Huadian's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian has operation; and

iv) China Huadian will not compete with the Group in relation to acquisition and development of power plants and power projects.

Details of the regarding reallocation of the controlling shareholding interest in the Company and relevant matters are set out in the announcement of the Company dated 8 April 2003.

2. **Change of Company name**

On 1 November 2003, the Shandong Provincial Administration for Industry and Commerce issued a new business licence to the Company, and with effect from the same date, the name of the Company has been changed from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". Please refer to the Company's announcement dated 3 November 2003 for details. Since the name of the Company has been changed, the Company started using share certificates with its new name printed thereon on 28 November 2003. Please refer to the Company's announcement dated 26 November 2003 for details.

3. **Proposed issue of A shares and acquisition of Guangan Company**

On 24 June 2003, at the Annual General Meeting for the year of 2002, the Company passed, by way of special resolutions, relevant resolutions regarding its proposed issue of A shares in the PRC whereby, among other things, the proposed issue by the Company of a maximum of 765,000,000 new A shares was conditionally approved: Out of the total number of new A shares to be issued by the Company, a maximum of 196,000,000 new A shares (in the form of unlisted State-owned legal person shares) were approved to be allocated and issued to China Huadian, with the remaining portion of the new A shares (which A shares being proposed to be listed on the Shanghai Stock Exchange) being proposed to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC. Details regarding the Company's proposed issue of A shares are set out in its announcements dated 9 May, 13

May and 24 June 2003 and in its shareholders' circular dated 30 May 2003. At present, the issue of A shares is not completed. When there is material development in relation to the proposed issue of A shares, the Company will make further timely disclosure in accordance with relevant requirements under the Listing Rules.

On 9 May 2003, the Company entered into an agreement with China Huadian for the acquisition from China Huadian of its then 80% equity interest in Guangan Company, where the remaining 20% equity interest being held by四川巴蜀電力開發有限責任公司(a third party independent of the Company). The agreement had been approved by independent shareholders of the Company at the 2002 Annual General Meeting held on 24 June 2003. The consideration of the acquisition was RMB475.50 million, of which RMB237.8 million has been paid by the Company to China Huadian in cash before 30 December 2003, and Guangan Company has since 1 January 2004 become a subsidiary of the Company..

Guangan Company's Phase I project, which comprises two 300MW coal-fired power generating units, started commercial operation in October 1999 and February 2000 respectively. Total investment, which has been fully paid, deployed in the construction of Guangan Company's Phase I project amounted to RMB2,731 million. Guangan Company's Phase II project, which comprises two 300MW coal-fired power generating units, with its feasibility study report approved by the former State Development and Planning Commission, started construction in September 2002. These two units are expected to commence commercial operation in 2004. Details regarding the acquisition of Guangan Company are set out in the Company's announcements dated 9 May, 13 May and 24 June 2003 and in its shareholders' circular dated 30 May 2003.

4. **Approval for project proposal of Zouxian Plant Phase IV- two 1,000MW class ultra-supercritical generating unit**

On 20 October 2003, the SDRC issued a document in respect of its approval of the Zouxian Plant Phase IV project proposal for the two 1,000MW-class ultra-supercritical generating units. Total investment in the project, which is proposed to be wholly-owned and constructed by the Company, is expected to be amount to RMB7,800 million (including the desulphurization process). The construction of the two units, which are expected to be put into commercial operation in 2008 and 2009, respectively, is expected to commence in 2004. The technology of ultra-supercritical generating units is an advanced electrical power technology characterised with features of being highly efficient, coal-saving, water-saving with the characteristics of purifying, highly reliable, having room for expansion with relatively less investment.

OTHER MATTERS

On 20 June 2003, the Company signed an agreement with the Shandong Branch of Industrial and Commercial Bank of China, pursuant to which the Shandong Branch of Industrial and Commercial Bank of China will provide the Company a credit support in a total amount of RMB10 billion in accordance with the Company's capital demand in order to assist the Company to construct and acquire new power projects.

EMPLOYEES' MEDICAL INSURANCE

i) **Basic medical insurance**

Since 1 January 2003, the management of basic medical insurance has been transferred from the industry sector to the local government in accordance with "the Implementing Proposal to Establish the Basic Medical Insurance Rules for the Urban and Rural Employees in Shandong Province", under the management of local governments, pursuant to which the basic medical insurance fund will be jointly contributed by the enterprise concerned and its staff. The employees are required to pay medical insurance fees calculated as 2% of their total wages of the previous year. The Group is required to pay such fees ranging from 6% to 8% of the total wages of its employees of the previous year according to the policies promulgated by the local government where the enterprise is situated. Such fees are paid out of the welfare fund.

ii) **Supplementary corporate medical insurance**

Apart from participating in the basic medical insurance, the Group began to establish supplementary corporate medical insurance for its staff from 1 January 2003 in accordance with "the Decision of the State Council regarding Establishment of the Basic Medical Insurance Rules for the Urban and Rural Employees ". The required fund will be paid out of the welfare fee payable by the enterprise concerned as calculated as 4% of the total wages of employees of the previous year. Any shortfall in the welfare fees shall be directly charged to cost of production as costs of labour insurance fee.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has throughout the year of 2003 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2003, none of the Group's deposits placed with financial institutions or other parties were designated or trust deposits or material deposits which could not be collected by the Group upon maturity.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the financial year of 2003, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of its securities (the word "securities" shall have the meaning as defined in the Listing Rules).

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2003. As at 31 December 2003, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

ADDITIONAL INFORMATION

According to paragraph 45(5) of Appendix 16 to the existing Listing Rules, all the information which is otherwise required to be contained in the results announcement of the Company for the year ended 31 December 2003 in accordance with paragraphs 45(1) to 45(3) of Appendix 16 will as soon as practicable be published on the web site of the Stock Exchange.

By Order of the Board of Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the PRC
28 March 2004

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.